UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the six month period ended on June 30, 2020, presented on comparative basis

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2020, presented on comparative basis in homogeneous currency

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30 2020, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 42 started on January 1, 2020
Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires
Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.
Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of June 30, 2020

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2020	12/31/2019
ASSETS
Cash and due from banks	1.8 and 3	31,705,003	29,992,168
Cash		9,055,417	9,940,681
Financial institutions and correspondents		22,621,896	20,017,511
Argentine Central Bank		18,542,448	18,092,397
Other local and foreign financial institutions		4,079,448	1,925,114
Others		27,690	33,976
Debt Securities at fair value through profit or loss	1.8, 3 and A	3,607,931	645,779
Derivatives	3	66,000	292,602
Repo transactions	3	4,633,359	-
Other financial assets	1.8 and 3	3,052,587	2,381,901
Loans and other financing	3 and B	95,711,142	100,984,231
To the non-financial public sector		200,543	32,797
To the financial sector		298,196	73,293
To the Non-Financial Private Sector and Foreign residents		95,212,403	100,878,141
Other debt securities	3 and A	64,450,082	12,122,179
Financial assets in guarantee	3	4,751,970	6,058,734
Current income tax assets		-	116,385
Investments in equity instruments	3 and A	44,003	16,561
Property, plant and equipment	F	5,261,799	4,546,090
Investment properties	F	3,984,891	4,605,912
Intangible assets	G	4,946,198	4,966,885
Deferred income tax assets		2,161,897	1,524,928
Other non-financial assets		2,134,223	1,470,299
Inventories		39,562	50,498
TOTAL ASSETS		226,550,647	169,775,152

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2020	12/31/2019
LIABILITIES
Deposits	3 and H	158,604,239	101,107,381
Non-financial public sector		5,131,751	6,213,758
Financial sector		18,656	31,917
Non-financial private sector and foreign residents		153,453,832	94,861,706
Liabilities at fair value through profit or loss	3	113,041	215,321
Repo transactions	3	644,149	363,291
Other financial liabilities	3	10,538,160	10,355,847
Financing received from the Argentine Central Bank and other financial institutions	3	7,996,501	10,243,392
Negotiable Obligations Issued	3 and 9.4	5,882,718	6,913,832
Current income tax liabilities		682,130	-
Subordinated negotiable obligations	3 and 9.4	2,489,706	2,408,052
Provisions		728,977	769,048
Deferred income tax liabilities		308,970	575,113
Other non-financial liabilities		9,735,089	9,324,778
TOTAL LIABILITIES		197,723,680	142,276,055

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		27,764,641	27,764,641
Capital Adjustments		2,401,296	2,401,296
Reserves		15,869,923	11,882,824
Retained earnings		(19,547,052)	(11,794,339)
Other comprehensive income		358,280	98,162
Net income for the period/year		1,499,975	(3,332,089)
Shareholders' Equity attributable to owners of the parent company		28,803,785	27,477,217
Shareholders' Equity attributable to non-controlling interests		23,182	21,880
TOTAL SHAREHOLDERS' EQUITY		28,826,967	27,499,097
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		226,550,647	169,775,152

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

		Six-month period ended on		Three-month period ended on
	Notes	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Interest income	5.1	26,528,693	25,466,792	12,765,196	12,537,079
Interest expenses	5.2	(11,018,334)	(21,451,228)	(4,662,757)	(10,517,428)
Net interest income		15,510,359	4,015,564	8,102,439	2,019,651
Service fee income	5.5	4,823,524	5,004,095	2,287,176	2,469,272
Service fee expenses	5.6	(1,366,850)	(1,156,067)	(661,447)	(622,695)
Income from insurance activities	7	729,752	670,826	389,020	332,105
Net Service Fee Income		4,186,426	4,518,854	2,014,749	2,178,682
Subtotal		19,696,785	8,534,418	10,117,188	4,198,333
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.3	975,142	14,598,027	653,918	7,212,969
Result from assets withdrawals rated at amortized cost	5.4	(2,178,233)	-	(2,190,492)	-
Exchange rate difference on gold and foreign currency		398,093	(115,412)	299,177	383,359
Subtotal		(804,998)	14,482,615	(1,237,397)	7,596,328
Other operating income	5.7	1,733,689	1,598,243	870,546	729,832
Result from exposure to changes in the purchasing power of the currency		776,725	(3,358,916)	1,692,795	(1,573,021)
Loan loss provisions		(3,931,578)	(4,826,839)	(2,266,046)	(1,774,569)
Net operating income		17,470,623	16,429,521	9,177,086	9,176,903
Personnel expenses	5.8	7,479,850	7,992,753	3,726,473	4,211,856
Administration expenses	5.9	4,199,058	4,241,168	2,282,772	2,172,471
Depreciations and impairment of non-financial assets	5.10	969,032	889,019	492,835	455,683
Other operating expenses	5.11	2,798,986	3,346,522	1,491,140	1,711,124
Operating income		2,023,697	(39,941)	1,183,866	625,769
Income before taxes from continuing operations		2,023,697	(39,941)	1,183,866	625,769
Income tax		522,687	532,683	161,003	(229,295)
Net income for the period		1,501,010	(572,624)	1,022,863	855,064
Net income for the period attributable to owners of the parent company		1,499,975	(571,952)	1,022,232	854,279
Net income for the period attributable to non-controlling interests		1,035	(672)	631	785

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period ended on June, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
Item	06/30/2020	06/30/2019	06/30/2020	06/30/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	1,499,975	(571,952)	1,022,232	854,279
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	1,499,975	(571,952)	1,022,232	854,279

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	3.28	(1.25)	2.24	1.87
Diluted Income per share	3.28	(1.25)	2.24	1.87

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net income for the period	1,501,010	(572,624)	1,022,863	855,064
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income for the period from equity instrument at fair value through other comprehensive income	(1,038)	-	(316)	-
Income tax	311	-	94	-
Net income from equity instrument at fair value through changes in other comprehensive income	(727)	-	(222)	-
Total Other Comprehensive Income not to be reclassified to profit or loss	(727)	-	(222)	-
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	373,047	(3,451)	441,339	(1,109)
Income tax	(111,935)	1,035	(129,900)	333
Net income from financial instrument at fair value through changes in other comprehensive income	261,112	(2,416)	311,439	(776)
Total Other Comprehensive Loss to be reclassified to profit or loss	261,112	(2,416)	311,439	(776)
Total Other Comprehensive Income	260,385	(2,416)	311,217	(776)
Other comprehensive income attributable to owners of the parent company	260,118	(2,413)	310,898	(775)
Other comprehensive income attributable to non-controlling interests	267	(3)	319	(1)
Total Comprehensive Income	1,761,395	(575,040)	1,334,080	854,288
Total comprehensive income attributable to owners of the parent company	1,760,093	(574,365)	1,333,130	853,504
Total comprehensive income attributable to non-controlling interests	1,302	(675)	950	784

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,401,296	27,764,641	159,620	11,723,204	(15,126,428)	92,426	5,736	27,477,217	21,880	27,499,097
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	4,420,624	(4,420,624)	-	-	-	-	-
Dividend distribution	-	-	-	-	(433,525)	-	-	-	(433,525)	-	(433,525)
Net Income for the period	-	-	-	-	-	1,499,975	-	-	1,499,975	1,035	1,501,010
Other comprehensive income for the period	-	-	-	-	-	-	-	260,118	260,118	267	260,385
Balance at June 30, 2020	456,722	2,401,296	27,764,641	159,620	15,710,303	(18,047,077)	92,426	265,854	28,803,785	23,182	28,826,967

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,401,296	27,764,090	159,619	9,358,992	(8,290,061)	-	-	31,850,658	26,624	31,877,282
IFRS 9 Impact Adjustments	-	-	-	-	-	(610,593)	-	-	(610,593)	(468)	(611,061)
Balance at December 31, 2018	456,722	2,401,296	27,764,090	159,619	9,358,992	(8,900,654)	-	-	31,240,065	26,156	31,266,221
Other movements	-	-	551	-	-	-	-	-	551	96	647
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Constitution of reserves	-	-	-	-	2,044,660	(2,044,660)	-	-	-	-	-
Dividend distribution	-	-	-	-		(444,317)	-	-	(444,317)	-	(444,317)
Net Income for the period	-	-	-	-	-	(571,952)	-	-	(571,952)	(672)	(572,624)
Other comprehensive income for the period	-	-	-	-	-	-	-	(2,413)	(2,413)	(3)	(2,416)
Balance at June 30, 2019	456,722	2,401,296	27,764,641	159,619	11,403,652	(11,961,583)	-	(2,413)	30,221,934	25,577	30,247,511

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2020	06/30/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	2,023,697	(39,941)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	(969,032)	889,019
Loan loss provisions	3,931,578	4,826,839
Other adjustments
- Exchange rate difference on gold and foreign currency	(398,093)	115,412
- Interests from loans and other financing	(26,528,693)	(25,466,792)
- Interests from deposits and financing	11,018,334	21,451,228
- Net income from financial instruments at fair value through profit or loss	(975,142)	(14,598,027)
- Result from assets withdrawals rated at amortized cost	2,178,233	-
- Result from exposure to changes in the purchasing power of the currency	(776,725)	3,358,916
- Interest on liabilities for financial leases	82,350	130,447
- Allowances reversed	(277,082)	(268,773)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(2,276,053)	17,133,369
Derivatives	226,602	(110,150)
Repo transactions	(4,633,359)	(50,912)
Loans and other financing
To the non-financial public sector	(167,746)	12,391
To the other financial entities	(224,903)	(238,108)
To the non-financial sector and foreign residents	27,625,817	43,926,425
Other debt securities	(52,327,903)	3,009,571
Financial assets in guarantee	1,306,764	(2,411,249)
Investments in equity instruments	(27,442)	5,158
Other assets	1,575,277	(3,068,339)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(1,082,007)	(5,045,707)
Financial sector	(13,261)	(6,173)
Private non-financial sector and foreign residents	47,747,160	(21,440,271)
Liabilities at fair value through profit or loss	(102,280)	2,064,561
Derivatives	-	(164,647)
Repo operations	280,858	616,435
Other liabilities	666,771	2,589,502
Income Tax paid	(739,219)	(488,568)

Total operating activities (A)	7,144,501	26,731,616

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(529,445)	(598,991)
Purchase of investments in subsidiaries	-	(229,479)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended on June, 31 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2020	06/30/2019
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	22,576	93,848

Total investing activities (B)	(506,869)	(734,622)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the ownership of subsidiaries that do not result in loss of control	-	647
Interest on finance lease liabilities	(705,692)	(355,890)
Financing received from Argentine Financial Institutions	(22,013,806)	(14,841,328)
Unsubordinated negotiable obligations	(3,526,730)	(3,047,005)
Subordinated negotiable obligations	(45,029)	(200,262)
Dividends paid	(433,525)	(444,317)

Collections:
Financing received from Argentine Financial Institutions	19,766,915	7,464,280
Unsubordinated negotiable obligations	2,365,871	3,380,183
Subordinated negotiable obligations	83,060	-

Total Financing activities (C)	(4,508,936)	(8,043,692)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	6,229,029	27,453,628

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	8,357,725	45,406,930
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.8)	31,797,894	82,088,435
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(4,739,374)	(30,272,149)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.8)	35,416,245	97,223,216

(*) In the items “Loans and other financing - non-financial sector and foreign residents”and “Other Assets”, “Purchase of PPE,intangible asstes and other assets” and “Other liabilities” and “Purchase of PPE,intangible asstes and other assets” and “Other assets” 914,118, 509,124 and 621,021 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES OF THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on August 20, 2020.

1.1.	Preparation basis

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)          Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)         Temporary exception of the application of Section 5.5 (Value Impairment) for Group B entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements as of December 31, 2019.

The Gruop´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.1.1           Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2           Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of June 30, 2020.

1.1.3       Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and June 30, 2019 is presented, exclusively with comparative purposes regarding the information as of June 30, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and
(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of March 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4           Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2020:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

(a)       Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6990 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 452,9 million and 869,5 million would have been recorded in the shareholders ´equity as of June 30, 2020 and December 31, 2019 respectively.

	June 30, 2020	December 31, 2019
Provisions recorded in financial statements	8,033,936	6,660,618
Provisions pursuant to section 5.5 of IFRS 9	8,680,878	7,902,704
Difference (*)	646,942	1,242,086

(*) These balances do not include the effect of income tax

IFRS 9 foresees an expected credit los model, by means of which financial assets are classified in three impairment stages, based on changes in credit quality as from its initial recognition and show how a Company measures impairment loss and applies the effective interest method. Note 1.2 offers greater detail on how expected credit loss is measured.

Pursuant to Communication “A” 6778 issued by the Argentine Central Bank, Financial Entities shall apply the following in virtue of the effects of the application of section 5.5 of IFRS 9:

(i)              Utilized internal models that shall meet IFRS 9 requirements; thus, applying such models to all assets included in such regulation with temporary exception abovementioned, and

(ii)             Apply the Regulation retroactively, thus setting the transition date on January 1, 2019.

The following chart includes the reconciliation between uncollectibility risk provisions as of 12-31-2019 pursuant to the criteria set by the Amended Text on “Debtors Classification” and “Minimum Uncollectibility Risk Provisions” set by the Argentine Central Bank and the new uncollectibility risk provisions pursuant the expected credit loss model set by IFRS 9 with temporary exceptions above mentioned in the first paragraph:

Category of financial instrument	Credit risk provision pursuant to minimum-provisions-related Standards set by the Argentine Central Bank	Re-measurements	Reclassifications	Credit risk provision pursuant to IFRS 9 (as per scope of Communication “A” 6847)
Loans and other financing	-	-	-	-
Other financial assets	72,200	-	208,807	281,007
Loans and other financing	-	-	-	-
Other Financial Entities	13,722	-	-	13,722
NFPS and Res. Abroad	-	-	-	-
Advances	730,851	-	945,028	1,675,879
Documents	862,361	-	(448,968)	413,393
Mortgage loans	484,249	-	39,753	524,002
Pledge loans	49,136	13,763	47,734	110,633
Personal loans	1,145,065	11,679	(218,035)	938,709
Credit Cards	720,261	-	(105,563)	614,698
Financial Lease	86,597	-	71,213	157,810
Others	2,466,195	-	(539,469)	1,926,726
Debt securities	4,122	-	(83)	4,039
Contingent commitments	417	-	(417)	-
TOTAL	6,635,176	25,442	-	6,660,618

* Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Note 1.2 includes further information on the definition of credit risk provision pursuant to the expected credit loss model set by IFRS 9 with scope set by the Argentine Central Bank.

(b)     Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the period/fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)    Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of June 30, 2020 there would be no significant impact on equity and results for the period.

(d)    Definition of a business – Changes in accordance to IFRS 3

On October 22, 2018, IASB released changes, which include the definition of business with the purpose of helping entities determine whether a transaction must be recorded as a combination of business or the acquisition of an asset. Such changes:

(i)	Clarifies that, the definition of business, an acquired group of activities and assets, shall include at least a good and a substantial process that together shall contribute significantly to the capacity of developing products;
(ii)	Removes the evaluation of whether market players can replace the lack of processes or goods and continue with the production of products;
(iii)	Add explanatory guidelines and examples to help entities evaluate whether a substantial process has been acquired;
(iv)	Restrict definitions of a business or product by focusing on goods and services granted to clients and remove the reference to the capacity of reducing costs, and
(v)	Add an optional concentration trial that enables a simplified evaluation of whether a set of activities and acquired businesses are not a business.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Entities need to apply changes in transactions which acquisitions date as from the beginning of the first annual period over which it has been informed as of January 1, 2020.

The Entity does not see any initial effect unless a combination of businesses is made effective.

(e)   Definition of significant or relatively significant Changes to IAS 1 and IAS 8

On October 31, 2018, IASB released these changes with the purpose of improving the understanding of the definition of significant or relatively significant, coordinating the drawing up of the definition in IFRS and the Conceptual Framework to avoid any misunderstanding whatsoever that may stem from the different definitions, in that sense, IASB has added support requirements in IAS 1 in the definition to add importance and clarity in its application. Additionally, said board provides existing guides regarding the definition of significant and relatively significant in a single place together with the definition.

This change affects mainly section 7 of IAS 1, section 5 of IAS 8 and removes section 6 of IAS 8. Such change is applicable in a prospective manner to annual periods as from January 1, 2020.

The Entity considers that such changes have no significant effect in its financial statements.

(f)   Changes in the Financial Information Conceptual Framework

IASB has issued a new Conceptual Framework. Said change will not imply any changes in the accounting standards in force. However, entities that utilize the Conceptual Framework to define accounting policies for those transactions, events or situations that are not included in the accounting standards in force, apply a new Conceptual Framework as from January 1, 2020, thus evaluating whether their accounting policies are still the most suitable ones.

The Entity considers that such changes have no significant effect in its financial statements.

(g)   Change in the Reference Interest rate (IBOR) – Changes to IFRS 9

On September 26, 2019, IASB released a change that requires additional disclosures regarding the uncertainty resulting from the reform in the reference interest rate. Such release accounts for the first reaction to potential effects that IBOR reform may produce in financial statements and modifies specific cash flow coverage accounting requirements assuming that the reference interest rate is not modified as a result of such reform. These changes have become effective as from January 1, 2020 with retroactive effect.

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of June 30, 2020:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May 18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2021.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The Group is evaluating the impact of the application of this new standard.

1.2      Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)       A probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b)       The temporal value of money; and

(c)       The reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•            If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•            If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•            If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•            For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•            A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•            Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
ECL over the next 12 months	ECL during the financial instrument lifetime

The following describes the Group´s judgements and assumptions for ECL measurement:

1.2.1. Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Individuals and Businesses

•       Maximum delay at a financial asset level between 31 and 90 days

•       Maximum situation Argentine Central Bank over 1.

•       At a Client level, an Internal Behavior Score below cutting point.1

Corporate Banking

•       Maximum situation Argentine Central Bank over 1.

•       Hold an Internal Rating of Classification “C” (Default probability over 30%).

Consumer Finance

•       Maximum delay at a financial asset level between 31 and 90 days

Sectoral Analysis – Covid-19 Risk

In virtue of the fact that internal impairment models do not reflect the current pandemic context properly as historical information is utilized, for this quarterly closing, a sectoral analysis produced by the Bank has been included as additional definition of the significant risk increase.

In such analysis the companies ‘default risk is evaluated according the type of activity depending on the impact level such companies have suffered given their features.

In this sense, such analysis has been applied in Small and Medium Size companies and E&P, such additional definition of significant risk increases for “Real State”, “Entertainment” and “Tourism & Gastronomy” activities. Such impact was measured as of June closing, though remaining activities are still under assessment in virtue of the evaluation of future impacts.

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Entity	Parameter	Segment
Individual and Businesses	Default Probability (DP)	Personal loans (1)
Credit cards (1)
Advances
Documents
Mortgage loans
Refinancing
Others
	Severity (LGD)	Personal loans
Credit cards
Advances
Mortgage loans
Refinancing
Others

 1 Definition of cutting point for SICR – Payroll Plan High CL PC=>400. Remaining CL=>500. | Open market High Income CL=>700. Remaining CL =>700. | Retirees: High Income CL =>610. Remaining CL =>610.

 GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Entity	Parameter	Segment
Corporate Banking	Default Probability (DP) (2)	Small Companies
Medium Companies
Big Companies
Financial Sector
	Severity (LGD)	Advances
Documents
Leasing
Unsecured loans
Others
OCIF

Consumer Finance	Default Probability (DP)	Credit cards closed
Credit cards opened
Cash loan
Consumer and Directed Cash Loan
Refinancing
Consumer Loans Tarjeta Automática
	Severity (LGD)	Credit Cards
Loans
Refinancing

(1) For personal loans and credit cards, the segment dimension is added, since there is sufficient materiality. The segments are: Retirees, High Income Open Market, High Income Salary Plan, Non High Income Open Market, Non High Income Salary Plan, Entrepreneurs and SMEs, Former Retirees and Ex Salary Plan.

(2) The segments to calculate the probability of default in Business Banking were grouped by company size in Stage 1. For stages 2 and 3, the probability of default was calculated including all the business banking segments to form a statistical materiality group enough.

(3) As of the date of these financial statements, the balances of provisions related to Cordial Compañía Financiera S.A., are established under the Minimum Provision Standards as set forth in Communication “A” 6990 of the B.C.R.A.

Credit risk features utilized for the abovementioned segments are the following, among others: type of financial instrument, debtor´s activity sector, activity geographical area, type of guarantee, time elapsed of submitted financial statements and other key factors to calculate expected cash flows.

The suitable segmentation of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Individuals and Businesses

•	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

•	Financial instruments with B.C.R.A. situation greater than or equal to 3.

Consumer Finance

•       Financial instruments delinquent after 90 days in contractual payments.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Abovementioned criteria are applied in a consistent manner to all financial instruments and are aligned with the definition of default utilized by the Bank in virtue of the administration of credit risk. Likewise, such definition is consistently applied to define DP, Exposure at Default (“hereinafter, “EAD”) and Loss Given Default (hereinafter, “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month basis or along the instrument´s lifetime, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to contain credit impairment. ECLs account for the product discounted from Default Probability (DP), Exposure at Default (EAD) and Loos Given Default (LGD), defined as follows:

• DP accounts for the probability of debtor´s breaching his/her financial obligation (pursuant to the “Definition of credit default and impairment” set forth in Note 1.2.3), either during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset.

• EAD is based on the amounts the Group expects to owe at the moment of the default, during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset (EAD Lifetime). For example, for a revolving commitment, the Group includes the current available balance plus any additional amount expected to become available until the current contractual limit at the moment of the default, when applicable.

• LGD accounts for the Group´s expectation regarding the loss amount in an exposure under default.

LGD changes depending on the counterparty type, the type and time elapsed of the claim and the availability of guarantees or any other credit support. LGD is expressed as a loss percentage for the exposure unit at the moment of default (EAD) and is calculated on a 12-month basis or along the instrument lifetime, where the 12-month LGD accounts for the loss percentage expected to incur if the default takes place within the next 12 months and lifelong LGD accounts for the loss percentage expected to incur if the default takes place during the remaining lifetime of the financial asset.

.

ECL is defined by projecting DP, LGD and EAD for each future month and each individual or collective exposure. These three components are multiplied and adjusted pursuant to the survival (that is, the exposure has not been pre-settled or entered into default in a previous month). The aforementioned effectively calculates ECL for each future month, which is later discounted as of submission date and is added. The discount rate utilized for the calculation of ECL accounts for the original or rough effective interest rate of such date.

As for the calculation of parameters utilized for the calculation of the aforementioned ECL, the Entity based its calculation on the internal model development know-how for the calculation of parameters, thus adapting the development of such models pursuant to IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Prospective information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts of these economic variable (“base economic scenario”) are provided on a six-month basis by the Research team of the Group and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components.

In addition to the base economic scenario, the Research team of the Group also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

 GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

As of January 1, 2020 and as of June 30, 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.2.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of June 30, 2020 are as follows:

Parameter	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Default probability	Individuals and Businesses	EMAE	124.04	120.67	115.37
	Corporate banking
	Consumer finance

The following are estimations assigned to each scenario as of June 30, 2020:

Base scenario	80%
Optimistic scenario	10%
Pessimistic scenario	10%

Sensitivity analysis

The chart below includes changes in ECL as of June 30, 2020 that would result from reasonably potential changes in the following parameters:

June 30, 2020
ECL previsions	8,218,821
Total portfolio	104,998,440
Irregular Portfolio Coverage	128.69%

ECL per Scenario
Favorable Impact	8,102,455
High Impact	8,341,147

Coverage Ratio per Scenario
Favorable Impact	126.86%
High Impact	130.60%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Advances	28,604,835	579,605	1,218,479	30,402,919
Documents	13,684,064	328,321	361,051	14,373,436
Mortgage loans	8,093,032	2,655,301	969,673	11,718,006
Pledge loans	766,371	415,786	257,865	1,440,022
Personal loans	30,915,097	1,768,362	1,124,875	33,808,334
Individuals and Business	13,087,421	1,401,480	599,961	15,088,862
Consumer finance	17,827,676	366,882	524,914	18,719,472
Credit cards	30,208,260	3,283,713	484,586	33,976,559
Individuals and Business	26,342,580	2,952,015	353,619	29,648,214
Consumer finance	3,865,680	331,698	130,967	4,328,345
Financial Lease	2,863,438	108,530	167,385	3,139,353
Others	31,819,284	3,807,778	2,818,492	38,445,554
Total	146,954,381	12,947,396	7,402,406	167,304,183

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.2.7 Guarantees and other credit improvements

A guarantee is an instrument by means of which the Entity´s debtor or a third party is committed upon any obligation default, to be offered as support for such debt settlement. The Entity accepts a guarantee with support before a potential breach on behalf of a debtor.

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of guarantees, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received guarantees. In accordance with the type of guarantees, the guarantors may be natural or legal persons (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors guarantees related to financial assets considered as impaired credits since such guarantee is likely to be executed to mitigate potential credit losses.

1.2.8 Credit risk provision

Credit risk provision recognized in the period is affected by a range of factors as follows:

• Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

• Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

• Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

• Impact on the measurement of ECL as a result of changes in models and assumptions;

• Impact resulting from time elapsing as a consequence of the current value updating;

• Conversion to local currency for foreign-currency-denominated assets and other movements; and

• Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period. The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Stage 1	Stage 2	Stage 3
	ECL at 12 months	ECL Lifetime	ECL Lifetime	Total
Credit risk provision as of 12/31/2019	1,288,194	665,102	4,707,322	6,660,618
Transfers:
From Stage 1 to Etapa 2	(69,245)	393,944	-	324,699
From Stage 1 to Etapa 3	(7,586)	-	209,674	202,088
From Stage 2 to Etapa 3	-	(215,732)	580,614	364,882
From Stage 2 to Etapa 1	6,676	(94,880)	-	(88,204)
From Stage 3 to Etapa 2	-	5,353	(41,783)	(36,430)
From Stage 3 to Etapa 1	961	-	(48,410)	(47,449)
Net changes	1,061,496	826,655	54,106	1,942,257
Withdrawn financial assets	(328,927)	(411,855)	(747,206)	(1,487,988)
Direct charge	(149,350)	(63,751)	(17,980)	(231,081)
Difference of quotation and other movements	29,873	31,986	95,896	157,755
Credit risk provision as of 06/30/2020	1,832,092	1,136,822	4,792,233	7,761,147

*Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

1.2.9 Account withdrawal policy

The Bank withdraws, partially or as a whole, financial assets from the balance sheet, once all recovery efforts have been used up and has concluded that there are no reasonable expectations. Indicators of lack of reasonable recovery expectation include (i) the cease of execution activities and (ii) when the Bank´s recovery method is given by the guarantee execution and the value of the guarantee is not enough for a total reasonable recovery expectation.

The Group may withdraw financial assets from its balance sheet which are still subject to execution activities. Contractual amounts pending of collection of such withdrawn assets during the period ended on June 30, 2020 amount to 2,687,055. The Group seeks to recover amounts legally owed as a whole, but partially withdrawn in the balance sheet since there is no reasonable recovery expectation.

1.3. Critical accounting policies and estimates

The preparation of condensed interim financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)       Fair value of derivatives and other financial instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

b)       Allowances for loan losses and advances.

As of January 1, 2020, the Group adopted retroactively to January 1, 2019, with the scope mentioned in Note 1.1.4. (A)., section 5.5. of IFRS 9 referring to the impairment of financial assets. In this sense, the Group evaluates the expected credit losses (ECL) on a prospective basis of the credit risk associated with the financial assets measured at amortized cost, to the debt instruments measured at fair value with changes in other comprehensive income, to accounts receivable for leases, as well as commitments and guarantees granted not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions for impairment of financial assets, contained in section 5.5 of IFRS 9, as well as the provisions of Cordial Compañía Financiera S.A. as provided in Communication “A” 6990 of the B.C.R.A.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the customer will go into default and that losses will result for the Group). The explanation of the inputs, assumptions and estimation techniques used to measure the ECL is presented in more detail in Note 1.2, including the key sensitivities of the ECL to changes in these elements.

It should be noted that, in the application of accounting requirements to measure ECL, significant judgments are necessary, such as:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

(i) Determination of the criterion of significant increase in credit risk

(ii) Choice of appropriate models and assumptions for the measurement of ECL

(iii) Establishment of the number and relative weight of the prospective scenarios for each portfolio segment and the associated ECL, and

(iv) Establishment of groups of similar financial assets for the purpose of measuring ECL.

c)       Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)       Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.4. Changes in loans and other financing

Under certain circumstances, the Group renegotiates or changes contractual cash flows of loans granted to clients. In these cases, the Group evaluates whether the new terms are substantially different from initial terms. The Group carries out this practice while taking into account the following:

(i)         If the client is in financial difficulties, the Bank evaluates whether such change only reduces contractual cash flows to amounts expected to be paid by the borrower.

(ii)        Significant extension of the term when the borrower does not have financial difficulties.

(iii)       Significant change in the interest rate.

(iv)       Change in the currency in which the loan is denominated.

(v)        Integration of guarantees or credit improvements that significantly affect the credit risk related to the loan.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

If, after the change, the loan terms are substantially different, the Group withdraws the original financial instrument and recognizes a new asset at fair value and recalculates a new effective interest rate for such asset. Therefore, renegotiation date is considered as the initial recognition date in virtue of the calculation of impairment and the definition of a new significant increase in credit risk. However, the Group also evaluates whether the new recognized asset is considered as an impaired asset, especially when the renegotiation stemmed from the lack of payment capacity on behalf of the client. The differences in the accounting value are recognized in the results as well as losses and earnings resulting from the withdrawal of such financial asset.

If the terms of the loan after the change are not substantially different, the renegotiation or change will not produce the withdrawal of the financial asset, and the Group will recalculate the gross accounting value based on reviewed funds flow while recognizing a guarantee or loss from the change in results. The new gross accounting value is recalculated as the value discounted from the modified funds flow at the initial effective interest rate.

1.5. Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				06/30/2020			12/31/2019
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	% (1)	97.10%	99.90	% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

				Percentage of Participation
				06/30/2020		12/31/2019
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect	Direct	Direct and Indirect
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Clearing and settlement agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.20%	100.00%	95.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Clearing and settlement agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 06/30/20 and 12/31/2019.
(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

1.6. Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2019 the following consolidated structured entities have been consolidated as of the date of these consolidated condensed interim financial statements:

					Issued Securities
Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Type	Amount	Type	Amount
Cordial Compañía Financiera S.A.	21	06/24/2019	06/15/2022	$1,000,000	VDF	VN$ 220,000	CP	VN$ 780,000
Cordial Compañía Financiera	22	11/13/2019	01/15/2021	$571,560	VDF	VN$ 469,260	CP	VN$ 102,300
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823 VN $ 6,364	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522 VN $ 6,504	CP	VN$ 1,626
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$119,335	VDF TV A VDF TV B	VN $ 89,501 VN $ 7,291	CP	VN$ 22,543

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of June 30, 2020:

	06/30/2020	12/31/2019
Assets
Loans	770,422	1,811,432
Financial assets	74,103	123,634
Other assets	228,756	331,342
Total Assets	1,073,281	2,266,408
Liabilities
Financial liabilities	366,283	1,618,115
Other liabilities	49,783	47,289
Total Liabilities	416,066	1,665,404

1.7.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated condensed interim financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of June 30, 2020 and December 31, 2019 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and due from banks	31,705,003	29,992,168	37,756,087	58,866,776
Debt securities at fair value through profit or loss	2,162,649	645,779	58,041,179	22,076,108
Money Market Funds	1,548,593	1,159,947	1,425,950	1,145,551
Cash and cash equivalents	35,416,245	31,797,894	97,223,216	82,088,435

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	31,705,003	29,992,168	37,756,087	58,866,776
As per the Statement of Cash Flows	31,705,003	29,992,168	37,756,087	58,866,776
Debt securities at fair value through profit or loss
As per Statement of Financial Position	3,607,931	645,779	59,833,701	26,412,661
Securities not considered as cash equivalents	(1,445,282)	-	(1,792,522)	(4,336,553)
As per the Statement of Cash Flows	2,162,649	645,779	58,041,179	22,076,108
Money Market Funds
As per Statement of Financial Position – Other financial assets	3,052,587	2,381,901	4,173,729	2,997,782
Other financial assets not considered as cash	(1,503,994)	(1,221,954)	(2,747,779)	(1,852,231)
As per the Statement of Cash Flow	1,548,593	1,159,947	1,425,950	1,145,551

Reconciliation of financing activities at June 30, 2020 and December 31, 2019 is as follows:

	Balances at	Cash Flows		Other non-cash	Balances at
Items	12/31/2019	Inflows	Payments	movements	06/30/2020
Unsubordinated Negotiable Obligations	6,913,832	2,365,871	(3,526,730)	129,745	5,882,718
Subordinated Negotiable Obligations	2,408,052	83,060	(45,029)	43,623	2,489,706
Financing received from the Argentine Central Bank and other financial institutions	10,243,392	19,766,915	(22,013,806)	-	7,996,501
Lease Liabilities	1,075,035		(705,692)	903,289	1,272,632
Total	20,640,311	22,215,846	(26,291,257)	1,076,657	17,641,557

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Individuals and Businesses.

In this sense, Small and Medium Size Companies clients and the loan portfolio have been transferred from the Corporate Division to the Individuals and Businesses area. Such change became effective on Junuary 1, 2020. The comparative information as of June 30, 2019 and December 31, 2019 was modified with the purpose of showing the new organization and making it comparable to information as of June 30, 2020.

As from January 1, 2020, the Bank´s clients receive the following services:

•	Individuals and Businesses Segment:

-	Small companies, individuals and companies that record anual sales of up to 100,000
-	“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•	Corporate Baking Segment:

-	Megras that record anual sales over 700,000 up to 2,500,000
-	Big Companies. Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Individuals and Businesses – Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.
c-	Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

d-	Consumer – Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group, Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online,Com Argentina S.A.U., InvertirOnline S.A.U., Bolsillo Digital S.A.U and Futuros del Sur S.A

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

The following chart includes information by segment as of June 30, 2020 and 2019:

Result by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2020
Interest income	9,544,313	5,717,209	9,592,498	1,862,729	-	30,551	(218,607)	26,528,693
Interest expenses	(3,195,650)	(588,752)	(6,861,058)	(596,554)	-	(13,403)	237,083	(11,018,334)
Distribution of results by Treasury	1,918,200	(3,169,785)	1,251,585	-	-	-	-	-
Net interest income	8,266,863	1,958,672	3,983,025	1,266,175	-	17,148	18,476	15,510,359
Services Fee Income	3,150,055	325,291	107,738	794,132	-	563,552	(117,244)	4,823,524
Services Fee Expenses	(941,977)	(75,605)	(43,225)	(306,080)	-	(17,487)	17,524	(1,366,850)
Income from insurance activities	-	-	-	-	635,599	-	94,153	729,752
Net Service Fee Income	2,208,078	249,686	64,513	488,052	635,599	546,065	(5,567)	4,186,426
Subtotal	10,474,941	2,208,358	4,047,538	1,754,227	635,599	563,213	12,909	19,696,785
Net income from financial instruments at fair value through profit or loss	-	-	578,961	39,403	164,652	75,345	116,781	975,142
Income from withdrawal of assets rated at amortized cost	-	-	(2,178,233)	-	-	-	-	(2,178,233)
Exchange rate difference on gold and foreign currency	92,733	27,181	171,319	11,623	(55)	23,616	71,676	398,093
NIFFI And Exchange Rate Differences	92,733	27,181	(1,427,953)	51,026	164,597	98,961	188,457	(804,998)
Other operating income	473,882	993,305	89,912	130,230	4,637	63,491	(21,768)	1,733,689
Result from exposure to changes in the purchasing power of the currency	(262,772)	(148,196)	1,792,588	(380,241)	(153,015)	(70,528)	(1,111)	776,725
Loan loss provisions	(1,616,700)	(1,862,191)	20,914	(473,491)	-	(110)	-	(3,931,578)
Net operating income	9,162,084	1,218,457	4,522,999	1,081,751	651,818	655,027	178,487	17,470,623
Personnel expenses	(5,541,066)	(501,057)	(343,010)	(714,595)	(129,495)	(195,567)	(55,060)	(7,479,850)
Administration expenses	(2,977,484)	(214,136)	(205,046)	(611,054)	(112,258)	(166,690)	87,610	(4,199,058)
Depreciations and impairment of non-financial assets	(733,579)	(53,277)	(88,196)	(57,180)	(8,183)	(2,617)	(26,000)	(969,032)
Other operating expenses	(1,615,454)	(608,530)	(282,861)	(242,269)	(114)	(35,201)	(14,557)	(2,798,986)
Operating income	(1,705,499)	(158,543)	3,603,886	(543,347)	401,768	254,952	170,480	2,023,697
Result from associates and joint ventures	-	-	-	815	-	-	(815)	-
Result before taxes	(1,705,499)	(158,543)	3,603,886	(542,532)	401,768	254,952	169,665	2,023,697
Income tax	518,174	72,956	(1,094,952)	94,871	(138,968)	(96,552)	121,784	(522,687)
Net income	(1,187,325)	(85,587)	2,508,934	(447,661)	262,800	158,400	291,449	1,501,010
Net income for the period attributable to owners of the parent company	(1,187,325)	(85,587)	2,508,934	(447,661)	262,800	158,400	290,414	1,499,975
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	1,035	1,035
Other comprehensive income	74,682	52,699	133,003	-	-	-	1	260,385
Other comprehensive income attributable to owners of the parent company	74,682	52,699	133,003	-	-	-	(266)	260,118
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	267	267
Comprehensive income for the period	(1,112,643)	(32,888)	2,641,937	(447,661)	262,800	158,400	291,450	1,761,395
Comprehensive income attributable to owners of the parent company	(1,112,643)	(32,888)	2,641,937	(447,661)	262,800	158,400	290,148	1,760,093
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	1,302	1,302

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2020
Cash and due from banks	8,635,909	398,157	21,763,028	399,844	2,938	4,585,253	(4,080,126)	31,705,003
Debt securities at fair value through profit or loss	-	-	3,341,328	201,235	-	65,368	-	3,607,931
Loans and other financing	46,507,893	40,562,666	3,768,212	5,268,015	543,287	62,241	(1,001,172)	95,711,142
Other Assets	2,660,550	5,102,759	72,367,153	2,622,865	1,405,572	569,653	10,798,019	95,526,571
Total Assets	57,804,352	46,063,582	101,239,721	8,491,959	1,951,797	5,282,515	5,716,721	226,550,647

Liabilities by segments

Deposits	82,798,146	16,184,930	61,153,113	2,563,124	-	-	(4,095,074)	158,604,239
Financing received from the Argentine Central Bank and others financial institutions	13,337	-	7,899,235	956,295	-	72,929	(945,295)	7,996,501
Unsubordinated Negotiable obligations	39,272	22,149	6,174,363	-	-	7,781	(360,847)	5,882,718
Other liabilities	5,338,516	1,936,855	5,258,088	1,681,368	964,138	4,597,326	5,463,931	25,240,222
Total Liabilities	88,189,271	18,143,934	80,484,799	5,200,787	964,138	4,678,036	62,715	197,723,680

Result by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2019
Interest income	13,285,001	7,947,726	1,843,711	3,289,647	-	176,136	(1,075,429)	25,466,792
Interest expenses	(4,782,151)	(2,078,774)	(13,566,444)	(2,107,659)	-	(108,033)	1,191,833	(21,451,228)
Distribution of results by Treasury	2,215,273	(2,836,932)	621,659	-	-	-	-	-
Net interest income	10,718,123	3,032,020	(11,101,074)	1,181,988	-	68,103	116,404	4,015,564
Services Fee Income	2,970,010	671,620	23,925	1,079,240	-	389,783	(130,483)	5,004,095
Services Fee Expenses	(687,051)	(57,933)	(35,771)	(397,770)	-	(20,799)	43,257	(1,156,067)
Income from insurance activities	-	-	-	-	554,618	-	116,208	670,826
Net Service Fee Income	2,282,959	613,687	(11,846)	681,470	554,618	368,984	28,982	4,518,854
Subtotal	13,001,082	3,645,707	(11,112,920)	1,863,458	554,618	437,087	145,386	8,534,418
Net income from financial instruments at fair value through profit or loss	7,823	-	14,131,691	(67,525)	275,700	91,217	159,121	14,598,027
Exchange rate difference on gold and foreign currency	819,137	149,870	(1,079,673)	(1,109)	-	9,258	(12,895)	(115,412)
NIFFI And Exchange Rate Differences	826,960	149,870	13,052,018	(68,634)	275,700	100,475	146,226	14,482,615
Other operating income	767,204	496,758	85,400	197,171	4,430	102,372	(55,092)	1,598,243
Result from exposure to changes in the purchasing power of the currency	(1,057,624)	(1,249,509)	(263,911)	(668,592)	(244,995)	(185,375)	311,090	(3,358,916)
Loan loss provisions	(2,094,198)	(1,454,118)	26,910	(1,295,266)	-	(10,167)	-	(4,826,839)
Net operating income	11,443,424	1,588,708	1,787,497	28,137	589,753	444,392	547,610	16,429,521
Personnel expenses	(5,852,997)	(606,653)	(353,870)	(764,596)	(94,508)	(223,025)	(97,104)	(7,992,753)
Administration expenses	(2,966,410)	(200,575)	(206,449)	(631,666)	(138,258)	(131,795)	33,985	(4,241,168)
Depreciations and impairment of non-financial assets	(665,607)	(61,672)	(64,503)	(62,313)	(4,443)	(4,560)	(25,921)	(889,019)
Other operating expenses	(1,771,762)	(852,798)	(252,613)	(387,584)	(1,273)	(69,909)	(10,583)	(3,346,522)
Operating income	186,648	(132,990)	910,062	(1,818,022)	351,271	15,103	447,987	(39,941)
Result from associates and joint ventures	-	-	-	3,255	-	-	(3,255)	-
Result before taxes from continuing operations	186,648	(132,990)	910,062	(1,814,767)	351,271	15,103	444,732	(39,941)
Income tax	(103,156)	(56,350)	(126,908)	271,860	(133,439)	(30,012)	(354,678)	(532,683)
Net income	83,492	(189,340)	783,154	(1,542,907)	217,832	(14,909)	90,054	(572,624)
Net income for the period attributable to owners of the parent company	83,492	(189,340)	783,154	(1,542,907)	217,832	(14,909)	90,726	(571,952)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(672)	(672)
Other comprehensive income	-	-	(2,297)	-	(117)	-	(2)	(2,416)
Other comprehensive income attributable to owners of the parent company	-	-	(2,297)	-	(117)	-	1	(2,413)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(3)	(3)
Comprehensive income for the period	83,492	(189,340)	780,857	(1,542,907)	217,715	(14,909)	90,052	(575,040)
Comprehensive income attributable to owners of the parent company	83,492	(189,340)	780,857	(1,542,907)	217,715	(14,909)	90,727	(574,365)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(675)	(675)

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Cash and due from banks	8,737,149	1,161,964	19,163,798	364,799	3,845	2,750,064	(2,189,451)	29,992,168
Debt securities at fair value through profit or loss	-	-	354,759	105,371	-	185,649	-	645,779
Loans and other financing	47,517,441	43,703,955	4,230,470	6,590,342	515,689	34,925	(1,608,591)	100,984,231
Other Assets	2,683,777	1,335,366	20,524,958	3,119,019	1,239,693	611,816	8,638,345	38,152,974
Total Assets	58,938,367	46,201,285	44,273,985	10,179,531	1,759,227	3,582,454	4,840,303	169,775,152

Liabilities by segments	Individuals and Businesses Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Deposits	72,034,254	12,083,178	17,807,558	1,852,021	-	-	(2,669,630)	101,107,381
Financing received from the Argentine Central Bank and others financial institutions	14,318	-	10,221,962	1,078,869	-	52,276	(1,124,033)	10,243,392
Unsubordinated Negotiable obligations	123,256	86,976	6,685,927	-	-	17,673	-	6,913,832
Other liabilities	5,297,751	1,565,434	4,945,277	3,632,838	861,022	2,934,922	4,774,206	24,011,450
Total Liabilities	77,469,579	13,735,588	39,660,724	6,563,728	861,022	3,004,871	980,543	142,276,055

3.	FAIR VALUES

The portfolio of financial instruments held by the Group is detailed below, as of June 30, 2020 and December 31, 2019:

Instrument portfolio as of 06/30/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	3,503,141	104,790	-
- Derivatives	66,000	-	-
- Other financial assets	2,371,272	-	-
- Other debt securities	1,522,895	57,509,298	-
- Financial assets in guarantee	4,548,706	-	-
- Investments in Equity Instruments	35,064	8,939	-
Total Assets	12,047,078	57,623,027	-
Liabilities
- Liabilities at fair value through profit or loss	113,041	-	-
- Other financial liabilities	5,885,769	-	-
Total Liabilities	5,998,810	-	-

Instrument portfolio as of 12/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	461,802	179,807	4,170
- Derivatives	292,602	-	-
- Other financial assets	878,522	-	-
- Other debt securities	-	8,145,974	-
- Financial assets in guarantee	5,593,951	-	-
- Investments in Equity Instruments	6,584	9,977	-
Total Assets	7,233,461	8,335,758	4,170
Liabilities
- Liabilities at fair value through profit or loss	215,321	-	-
- Other financial liabilities	6,811,896	-	-
Total Liabilities	7,027,217	-	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of June 30, 2020, there have been no differences regarding the transaction price.

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2020 and December 31, 2019:

Other Financial Instruments as of 06/30/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	31.705.003	31.705.003	31.705.003	-	-
-Other financial assets	681.315	681.315	681.315	-
-Loans and other financing	95.711.142	100.279.408	-	-	100.279.408
- Repo transactions	4.633.359	4.633.359	4.633.359	-
- Other Debt Securities	5.417.889	4.768.455	4.768.455	-	-
-Financial assets in as guarantee	203.264	203.264	203.264	-	-
	138.351.972	142.270.804	41.991.396	-	100.279.408
Financial Liabilities
-Deposits	158,604,239	158,604,239	-	-	158,604,239
- Other financial liabilities	4,652,391	4,652,391	4,652,391	-	-
- Repo transactions	644,149	644,149	644,149	-	-
-Finances received from the BCRA and other financial institutions	7,996,501	7,369,682	-	-	7,369,682
- Negotiable obligations issued	5,882,718	5,882,718	5,882,718	-	-
- Subordinated Negotiable Obligations	2,489,706	2,654,970	2,654,970	-	-
	180,269,704	179,808,149	13,834,228	-	165,973,921

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	29,992,168	29,992,168	29,992,168	-	-
-Other financial assets	1,503,379	1,503,379	1,503,379	-	-
-Loans and other financing	100,984,231	105,104,817	-	-	105,104,817
- Other Debt Securities	3,976,205	4,070,245	4,070,245	-	-
-Financial assets in as guarantee	464,783	464,783	464,783	-	-
	136,920,766	141,135,392	36,030,575	-	105,104,817
Financial Liabilities
-Deposits	101,107,381	101,109,244	-	-	101,109,244
-Other financial liabilities	3,543,951	3,543,950	3,543,950	-	-
-Repo transactions	363,291	363,291	363,291	-	-
-Finances received from the BCRA and other financial institutions	10,243,392	9,971,315	-	-	9,971,315
- Negotiable obligations issued	6,913,832	6,913,832	6,913,832	-	-
- Subordinated Negotiable Obligations	2,408,052	2,690,020	2,690,020	-	-
	124,579,899	124,591,652	13,511,093	-	111,080,559

4.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of June 30, 2020 and December 31, 2019 amounts to the 35.12% and 57.89%, respectively.

Related party transactions

The financing, including the ones that were restructured, were granted in the normal course of business and in substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply a higher than normal risk of bad debt or presented other types of unfavorable conditions.

5.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED COMPREHENSIVE INCOME

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
5.1 Interest income
Interest on overdrafts	1,484,477	2,549,202	661,717	1,266,408
Interest on promissory notes	2,399,347	3,332,622	1,005,226	1,731,965
Interest on personal loans	6,079,889	7,851,086	2,985,028	3,806,961
Interest on promissory notes	2,858,120	3,440,002	1,190,319	1,638,443
Interest on credit card loans	1,594,045	3,041,948	570,097	1,464,556
Interest on mortgage loans	1,665,572	2,110,758	755,050	1,152,913
Interest on automobile and other secured loan	306,278	400,444	146,072	204,422
Interest on foreign trade loans and USD loans	698,189	1,056,278	345,326	537,809
Interest on financial leases	314,094	753,042	152,307	349,179
Interest on public and private securities measured at amortized cost	8,558,401	847,569	4,606,107	334,009
Others	570,281	83,841	347,947	50,414
	26,528,693	25,466,792	12,765,196	12,537,079
5.2 Interest expenses
Interest on current accounts deposits	1,854,000	4,374,275	893,612	2,196,374
Interest on time deposits	7,650,007	11,405,163	3,249,149	5,405,059
Interest on other liabilities from financial transactions	1,273,880	4,828,518	394,129	2,465,321
Interest from financing from financial sector	58,728	175,456	53,404	72,285
Others	181,719	667,816	72,463	378,389
	11,018,334	21,451,228	4,662,757	10,517,428

5.3 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	878,536	1,143,507	631,601	224,963
Income from securities issued by the Argentine Central Bank	44,777	13,446,940	11,582	7,074,084
Derivatives	51,829	7,580	10,735	(86,078)
	975,142	14,598,027	653,918	7,212,969

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
5.4 Result from assets withdrawals rated at amortized cost
Result from withdrawl or sale of government securities	66,592	-	54,333	-
Result from exposure to changes in the purchasing power of the currency on government securities	(2,244,825)	-	(2,244,825)	-
	(2,178,233)	-	(2,190,492)	-
5.5 Service fee income
Commissions from deposit accounts	2,094,659	2,049,573	996,998	989,010
Commissions from credit and debit cards	1,413,886	1,583,953	581,295	771,441
Commissions from loans operations	100,668	191,973	31,092	85,846
Commissions from miscellaneous operations	1,164,329	1,089,317	650,089	584,668
Others	49,982	89,279	27,702	38,307
	4,823,524	5,004,095	2,287,176	2,469,272

5.6 Service fee expenses
Commissions paid	1,350,924	1,105,847	652,695	594,369
Export and foreign currency operations	15,926	50,220	8,752	28,326
	1,366,850	1,156,067	661,447	622,695

5.7 Other operating incomes
Loans recovered and allowances reversed	277,082	268,773	(78,053)	126,013
Insurance commissions	31,344	21,071	15,113	16,251
Rental from safety boxes	137,257	163,262	65,558	81,392
Commissions from trust services	6,585	16,484	1,756	15,144
Returns of risk funds	677,351	152,628	616,318	84,474
Sales of property, plant and equipment	6,302	7,508	4,403	3,675
Miscellaneous credit adjustments	56,700	89,992	27,429	42,330
Default interests	150,335	300,543	54,087	113,824
Others	390,733	577,982	163,935	246,729
	1,733,689	1,598,243	870,546	729,832

5.8 Personnel expenses
Payroll and social securities	6,863,056	7,293,036	3,493,583	3,870,996
Personnel expenses	616,794	699,717	232,890	340,860
	7,479,850	7,992,753	3,726,473	4,211,856
5.9 Administration expenses
Directors´ and statutory auditors´fees	135,633	173,094	95,302	105,654
Other fees	1,250,252	599,338	735,003	328,163
Advertising and publicity	245,079	316,140	124,460	166,593
Taxes	734,042	837,483	348,870	395,715
Maintenance, security and services	1,345,072	972,345	739,339	478,494
Rent	37,681	39,416	18,718	23,933
Others	451,299	1,303,352	221,080	673,919
	4,199,058	4,241,168	2,282,772	2,172,471

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
5.10 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	210,908	251,581	110,133	124,623
Depreciation of miscellaneous assets	106,685	86,366	53,696	50,738
Amortization of intangible assets (Schedule G)	322,619	236,018	167,542	122,579
Depreciation of rent asstes by right of use (Schedule F)	328,820	315,054	161,464	157,743
	969,032	889,019	492,835	455,683
5.11 Other operating expenses
Promotions related with credit cards	209,380	282,934	85,063	134,810
Turnover tax	1,691,126	2,215,631	815,415	1,126,643
Result by initial recognition of loans	65,918	136,313	21,443	66,655
Charges paid to National Social Security Administration (ANSES)	81,044	117,169	40,630	64,370
Operationaal losses	20,775	40,338	6,734	28,265
Balance adjustments loans and credit cards	52,093	80,569	19,827	55,759
Interests for leases liabilities	82,350	130,447	42,732	64,672
Coverage services	6,547	10,283	2,476	2,093
Contributions made to deposit insurance fund	101,339	145,775	52,758	74,093
Others	488,414	187,063	404,062	93,764
	2,798,986	3,346,522	1,491,140	1,711,124

6.	DIVIDENDS

On April 28, 2020, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2019 which shows a profit of 4,257,933 (historical values without inflation adjustment):

*       Reserve for future dividends: 426,000

*       Other reserve: 3,831,933

7.	INSURANCE

The composition of “Income from insurance activities” as of June 30, 2020 and 2019, is as follows:

	Six-month period ended on		Three-month period ended on
Item	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Accrued premiums	969,703	1,028,523	475,321	513,758
Accrued losses	(94,858)	(74,965)	(25,563)	(15,036)
Production expenses	(145,093)	(282,732)	(60,738)	(166,617)
Total	729,752	670,826	389,020	332,105

8.	MUTUAL FUNDS

As of June 30, 2020 and December 31, 2019, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	Portfolio		Net Worth		Number of Units
Mutual Fund	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Premier Renta CP en Pesos	28,097,364	15,938,793	28,050,530	15,914,397	8,505,351,987	3,958,398,573
Premier Renta Plus en Pesos	128,672	123,980	127,967	121,768	10,578,769	10,250,999
Premier Renta Fija Ahorro	1,009,384	528,679	988,242	521,939	23,390,973	12,851,475
Premier Renta Fija Crecimiento	57,926	53,299	57,141	52,998	3,622,219	3,688,485
Premier Renta Variable	152,137	189,004	150,992	186,285	7,099,105	6,982,580
Premier Abierto Pymes	715,367	636,513	637,578	635,081	92,249,899	91,559,624
Premier Commodities	61,592	23,898	44,372	15,440	6,494,007	2,596,034
Premier Capital	173,911	146,597	143,530	146,211	32,579,552	36,057,519
Premier Inversión	774,176	153,755	645,392	153,677	1,677,321,963	442,160,447
Premier Balanceado	1,169,767	708,645	1,168,770	707,999	303,705,471	249,317,925
Premier Renta Mixta	1,914,254	151,364	1,464,052	151,242	574,442,715	76,562,093
Premier Renta Mixta en Dólares	113,996	147,908	113,503	147,363	2,483,313	2,815,589
Premier Performance Dólares	442,810	515,567	442,316	514,411	7,741,462	9,312,208
Premier Global USD	690,600	793,897	690,177	791,448	9,350,964	11,338,023

9.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

9.1.	DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, the new limit amounts to 1,000 pursuant to Communication “A” 6654.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

9.2.	RESTRICTED ASSETS

As of June 30, 2020 and December 31, 2019 Grupo Supervielle’s following assets are restricted:

	06/30/2020	12/31/2019
Detail
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	2,855,992	2,408,939
	2,855,992	2,408,939

Miscellaneous Receivables
Trust guarantee deposits	13,385	3,800
Guarantee deposits for currency forward transactions	608,171	2,456,803
Guarantee deposits for credit cards transactions	364,896	317,525
Guarantee deposits for repo transactions	64,396	23,880
Other guarantee deposits	185,864	160,831
	1,236,712	2,962,839

9.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and until June30, 2020, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

9.4.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Banco Supervielle S.A.

The following describes issuances in force as of June 30, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2020	12/31/2019
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	1,535,708	4.321.476
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	664,859	757.860
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,565,401	1.816.824
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	2,108,969	-
							Total	5,874,937	6,896,160

As of June 30, 2020, the Group held Negotiable Obligations in its own portfolio, issued by Banco Supervielle S.A., in the amount of 360,847.

The following chart provides the main terms and conditions of issuances underway as of June 30, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2020	12/31/2019
08/20/2013	US$	III	22,500	100% at mat,	84 Months	08/20/2020	7%	1,534,837	1.486.019
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	954,869	922.033
Total								2,489,706	2,408,052

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the issues in effect as of June 30, 2020 and December 31, 2019:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	06/30/2020	12/31/2019
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	7,781	17,672
			Total		7,781	17,672

9.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of June 30, 2020:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

As Settler

Banco Supervielle S.A. (Supervielle Créditos Financial Trust)

On Febriary 29, 2020 the Fideicomiso Financiero Supervielle Créditos 97, whose trutee is TMF Trust Company (Argentina) S.A. was re-included in the Bank´s loan portfolio for an amount of 84,419,269, such trust fund did not conatin PC.

Cordial Compañía Financiera S.A. (Cordial Compañía Financiera Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Securities issued
Financial Trust	Set-ip on	Initial Amount inTrust	Participation Certificates	Debt Securities
21	06/24/2019	1,000,000	780,000	220,000
22	11/13/2019	571,560	102,300	469,260

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount	Type	Amount	Type	Amount
			VDF TV A		VDF B		CP
III	06/08/2011	$39,779	Mat: 03/12/13	VN$ 31,823	Vto: 11/12/13	VN $ 6,364	Vto: 10/12/16	VN $ 1,592
			VDF TV A		VDF B		CP
IV	09/01/2011	$40,652	Mat: 06/20/13	VN$ 32,522	Vto: 10/20/13	VN $ 6,504	Vto: 01/20/17	VN $ 1,626
			Mat: 06/15/18		Vto: 08/15/18		Vto: 11/15/21
XVIII	12/01/2017	$119,335	VDF TV A	VN$ 89,501	VDF TV B	VN $ 7,291	CP	VN $ 22,543
			Mat : 05/15/19		Vto: 08/15/19		Vto: 10/15/22

9.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

Later, on June 4, 2020, through Communication “A” 7035, the Argentine Central Bank postponed such suspension in the distribution of income until December 31, 2020.

9.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of June 30, 2020 and December 31, 2019, the minimum cash reserve was made up as folllows:

Item	06/30/2020	12/31/2019 (*)
Current accounts in the Argentine Central Bank	10,606,616	8,554,797
Sight accounts in the Argentine Central Bank	8,107,611	7,909,938
Special guarantee accounts in the Argentine Central Bank	2,669,604	1,975,535
Special accounts for previous credit payment	290,249	1,836
Total	21,674,080	18,442,106

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

10.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on August 30, 2020.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019. Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of these financial statements, the Bank continues rendering financial services to the government of San Luis province and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2019 and in Note1.2.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

12.	INTERNATIONAL FINANCING PROGRAMS

Banco Supervielle S.A. keeps active the The Foreign Trade Financing Facilitation Program of the Inter-American Development Bank (IDB), whose line amounts to USD 20,000,000 (USD 20 million).

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3.40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage. Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020. As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019. Likewise, on April 16, 2020 and August 11, 2020 new exemptions were requested thus extending the agreed terms until December 31, 2020.

13.	IMPACT OF COVID-19 ON SOCIETY OPERATIONS

On December 2019, a new strain of coronavirus (COVID-19) appeared in Wuhan, China. Since then, COVID-19 has been extended over more than 100 countries, including Argentina. On March 11, 2020, the World Health Organization declared COVID-19 pandemic. The pandemic is likely to produce an economic slowdown of a potentially long duration and a global recession is likely to take place.

Since February 2020, the Argentine Government has adopted different measures in response to a COVID-19 outbreak in the country aimed at preventing a massive infection, including the Argentine borders closing, the suspension of domestic flights and, since March 19, 2020, the mandatory lockdown in the whole country; thus allowing only exceptional and essential activities. On May 11, 2020, certain non-essential activities were added gradually, with certain differences between each Province and Buenos Aires City. Banking activities have been considered essential activities since April 11, 2020; thus, opening branches only with previous appointment. From March 20 to April 10, 2020, branches had been closed with exclusive attention for pensioners’ specific dates. During such period, banking activities were carried out only through digital channels.

During such time, all transactions were processed almost exclusively through digital channels. We also requested our administrative and back-office employees to do home office; thus, providing them with the necessary hardware infrastructure and remote access, while commercial branches operate under additional safety measures to protect the health of both its clients and employees.

With the purpose of mitigating the isolation-related economic impact, the Central Bank issued a series of preventive measures that include the following:

•          Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually). Communication “A” 7054 modifies the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans. As from July 1, 2020, “Medium and Small Size Clients” are included in item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications. As of these financial statements issuance, loans of 24% rates and 0% rates have been granted for 7,095 million and 264 million respectively.

•          Communications “A” 6942 and “A” 6949, determined that the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities. Communication “A” 7044 extended regulations on maturities for loans granted by local financial entities until September 30 and unpaid installments are deferred until such loans life termination.

•          Communication “A” 6939 also suspended, until June 30, 2020, the distribution of dividends for financial entities. Such measure was extended through Communication “A” 7035 until December 31, 2020.

•          Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission. Communication “A” 7044 extended such term until September 30, 2020.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

•          Communication “A” 6964 determined that unpaid balance of credit card financing to be registered between April 13, 2020 and April 30, 2020. Such balances will be refinanced automatically over at least one year with three-month grace period in 9 monthly equal and consecutive installments. Likewise, pursuant to Communication “A” 6993 dated on April 24, 2020, the Argentine Central Bank established a zero-interest-rate financing policy, applicable only to eligible clients to be defined by AFIP in the future. Additionally, through Communication “A” 7082 opened the possibility of granting “Zero Culture Rate Loans” at 24 months under a 12-month grace period.

•          Decree 312/2020 issued by the Argentine Central Bank suspended the closing of bank accounts. Through Decree 544/2020 issued on July 1, 2020, the Argentine Central Bank extended until December 31, 2020, the suspension on the obligation of closing and disqualification of bank accounts set by Article 1° of Law 25,730, as well as the application of fines included in such law.

•          Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction. Communication “A” 7018 extended the scope of such measure over all term deposits regardless of their minimum amount. Later, Communication “A” 7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million.

Some of these measures may affect negatively our income, while isolation consequences for the economic activity may affect some of our clients´payment capacity regarding their loans; thus, increasing credit loss provisions. However, how much our business will be affected will depend on future events, which highly uncertain and cannot be forecasted. Certain factors that may compensate such negative impacts, include (i) the reduction of funding cost, which has decreased since the beginning of the pandemic crisis and (ii) the structure of our liabilities, over which we believe will not produce any liquidity restrictions resulting from the pandemic.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June, 30 2020 and December 31, 2019:

		HOLDING			POSITION
Item	Fair value	Level of fair value	Book value 06/30/2020	Book value 12/31/2019	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill $ disc. Mat. 08/13/20		1	509,513	-	509,513	-	509,513
Treasury Bill $ Mat. 09/11/20		1	472,750	-	472,750	-	472,750
National Treasury Bond $ Aj. CER 03/25/24		1	291,016	-	291,016	-	291,016
Treasury Bill $ disc. Mat. 07/13/20		1	271,553	-	271,553	-	271,553
Argentine National Bonus U$S 8% Bonar 2020		1	226,882	-	226,882	-	226,882
Argentine National Bonus $ Badlar+200 04/03/2022		1	214,612	-	214,612	-	214,612
Trasury Bill $ Cap. Mat.04/30/20		1	195,881	-	195,881	-	195,881
Discount Securities Denominated in pesos		1	120,874	-	120,874	-	120,874
Argentine Bonus U$S 7.125% 06/28/2117		1	118,095	-	118,095	-	118,095
Treasury Bill $ disc. Mat.07/31/20		1	105,765	-	105,765	-	105,765
Argentine National Bonus 2.5% $ 07/22/2021 (TC21)		1	4,521	17,026	4,521	-	4,521
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	6,966	21,397	6,966	-	6,966
Others		1	567,918	497,820	567,918	-	567,918

Central Bank Bills
Liquidity Central Bank Bills Mat. 07/02/20		1	163,834	-	163,834	-	163,834
Liquidity Central Bank Bills Mat.07/16/20		1	13,788	-	13,788	-	13,788

Corporate Securities
On Ypf S.A Cl.5 $ Mat.01/24/21 CG		1	165,292	-	165,292	-	165,292
On Pan American Energy $ 12 Mat.11/19/20 CG		2	104,790	-	104,790	-	104,790
Vcp Pyme Catalinas Coop.3 V04/12/20 $ CG		3	-	2,945	-	-	0
Others		1	53,881	106,591	53,881	-	53,881

Total Debt Securities at Fair value through profit or loss			3,607,931	645,779	3,607,931	-	3,607,931

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus $ Aj. CER 1,50% Mat.03/25/24		1	632,956	-	1,103,492	-	1,103,492
Treasury Bonus $ Aj. CER 1,40% Mat.03/25/23		1	320,258	-	501,258	-	501,258
Treasury Bonus $ Aj. CER 1,20% Mat.03/18/22		1	237,685	-	237,685	-	237,685
Treasury Bills $ Mat.09/18/2020		1	202,858	-	202,858	-	202,858
Treasury Bonus $ Aj. CER 1,30% Mat.09/20/22		1	102,122	-	102,122	-	102,122
Treasury Bills $ Mat..12/22/2020		1	27,016	-	27,016	-	27,016
Centrak Bank Bills
Liquidity Central Bank Bills Mat 07/07/20		2	17,888,256	-	17,888,256	-	17,888,256
Liquidity Central Bank Bills Mat.07/08/20		2	17,373,388	-	17,373,388	-	17,373,388
Liquidity Central Bank Bills Mat.07/02/20		2	10,489,080	-	10,489,080	-	10,489,080
Liquidity Central Bank Bills Mat.07/14/20		2	4,933,230	-	4,933,230	-	4,933,230
Liquidity Central Bank Bills Mat.07/21/20		2	2,857,126	-	2,857,126	-	2,857,126
Liquidity Central Bank Bills Mat.07/28/20		2	1,674,611	-	1,674,611	-	1,674,611
Liquidity Central Bank Bills Mat 07/23/20		2	1,308,983	-	1,308,983	-	1,308,983
Liquidity Central Bank Bills Mat 07/16/20		2	984,624	-	984,624	-	984,624
Liquidity Central Bank Bills Mat 01/07/20		2	-	6,174,767	-	-	-
Liquidity Central Bank Bills Mat 01/08/20		2	-	1,042,830	-	-	-
Liquidity Central Bank Bills Mat 01/03/20		2	-	617,112	-	-	-
Liquidity Central Bank Bills Mat 01/06/20		2	-	282,874	-	-	-
Liquidity Central Bank Bills Mat 01/02/20		2	-	28,355	-	-	-

Corporate Securities
Others			32	36	32	-	32

Measured at amortized cost
Argentine
Government Securities
National Treasury Bond Tf Mat. 11/21/2020			4,377,440	3,510,226	4,377,440	-	4,377,440
Treasury Bonus $ Fix Rate 22% Mat.05/21/22			460,407	-	460,407	-	460,407
Argentine Sovereign Bond. $ Badlar+200 04/03/2022			241,509	-	241,509	-	241,509
Treasury Bill $ Vto. 09/18/2020			298,765	-	35,631	-	35,631
Treasury Bill $ Mat. 12/22/2020			35,610	-	35,610	-	35,610
Treasury Bill U$S Mat. 02/28/2020			4	3	4	-	4
Others			887	-	887	-	887

Corporate securities
Ohers			3,235	465,976	3,235	-	3,235

Total other debt securities			64,450,082	12,122,179	64,838,484	-	64,838,484

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Grupo Financiero Galicia SA		1	20,135	6,584	20,135	-	20,135
Pampa Energía S.A.		1	10,189	-	10,189	-	10,189
Banco Macro SA		1	2,101	-	2,101	-	2,101
Loma Negra S.A.		1	1,332	-	1,332	-	1,332
Transp. De Gas Del Sur		1	609	-	609	-	609
Ternium Arg S.A.Ords."A"1 Voto Esc		1	519	-	519	-	519
Central Puerto S.A. Ord. 1 voto Esc		1	179	-	179	-	179

Measured at fair value with changes in OCI
Argentine
Ohers			8,939	9,977	8,939	-	8,939
Total equity instruments			44,003	16,561	44,003	-	44,003
Total			68,102,016	12,784,519	68,490,418	-	68,490,418

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2020 and December 31, 2019 balances of loans and other financing are the following:

	06/30/2020	12/31/2019
COMMERCIAL PORTFOLIO

Normal situation	41,372,402	46,175,796
-With "A" Preferred Collateral and Counter-guarantees	2,004,752	1,396,131
-With "B" Preferred Collateral and Counter-guarantees	8,151,297	9,889,184
- Without Preferred Collateral nor Counter-guarantees	31,216,353	34,890,481

Subject to special monitoring
- Under Observation	1,194,666	276,365
-With "A" Preferred Collateral and Counter-guarantees	17,952	12,132
-With "B" Preferred Collateral and Counter-guarantees	1,044,936	156,336
- Without Preferred Collateral nor Counter-guarantees	131,778	107,897

With problems	180,209	113,538
-With "A" Preferred Collateral and Counter-guarantees	3,578	6,966
-With "B" Preferred Collateral and Counter-guarantees	124,665	42,852
- Without Preferred Collateral nor Counter-guarantees	51,966	63,720

High risk of insolvency	3,664,233	4,088,910
-With "A" Preferred Collateral and Counter-guarantees	-	21,474
-With "B" Preferred Collateral and Counter-guarantees	1,504,564	1,583,468
- Without Preferred Collateral nor Counter-guarantees	2,159,669	2,483,968

Uncollectible	11,591	24,231
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,638	1,762
- Without Preferred Collateral nor Counter-guarantees	9,953	22,469

TOTAL COMMERCIAL PORTFOLIO	46,423,101	50,678,840

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2020	12/31/2019
CONSUMER AND HOUSING PORTFOLIO

Normal situation	54,325,181	51,829,837
-With "A" Preferred Collateral and Counter-guarantees	1,814,742	789,643
-With "B" Preferred Collateral and Counter-guarantees	6,308,779	7,030,581
- Without Preferred Collateral nor Counter-guarantees	46,201,660	44,009,613

Low Risk	764,212	1,859,547
-With "A" Preferred Collateral and Counter-guarantees	66,778	103,121
-With "B" Preferred Collateral and Counter-guarantees	69,971	226,445
- Without Preferred Collateral nor Counter-guarantees	627,463	1,529,981

Medium Risk	829,447	1,508,146
-With "A" Preferred Collateral and Counter-guarantees	30,218	53,155
-With "B" Preferred Collateral and Counter-guarantees	67,981	146,530
- Without Preferred Collateral nor Counter-guarantees	731,248	1,308,461

High Risk	1,201,570	1,919,007
-With "A" Preferred Collateral and Counter-guarantees	31,669	27,260
-With "B" Preferred Collateral and Counter-guarantees	152,088	110,037
- Without Preferred Collateral nor Counter-guarantees	1,017,813	1,781,710

Uncollectible	434,448	335,308
-With "A" Preferred Collateral and Counter-guarantees	13,732	5,668
-With "B" Preferred Collateral and Counter-guarantees	112,926	79,023
- Without Preferred Collateral nor Counter-guarantees	307,790	250,617

Uncollectible classified as such under regulatory requirements	-	2,180
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	2,180

TOTAL CONSUMER AND HOUSING PORTFOLIO	57,554,858	57,454,025
TOTAL GENERAL(1)	103,977,959	108,132,865

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

(1) Conciliation with Statement of Financial Position:
Loans and other financing	95,711,142	100,984,231
Other debt securities	64,450,082	12,122,179
Computable items out of balance	(56,183,265)	(4,973,545)
plus allowances	7,760,135	6,660,618
plus IFRS adjusments non computable for DCS	478,567	494,125
less non deductible ítems for DCS	(4,318)	(6,149)
less Debt securities measured at amortized cost	(64,417,649)	(12,122,139)
Total	103,977,959	108,132,865

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2020 and December 31, 2019 the concentration of leans and other financing are the following:

	Loans and other financing
	06/30/2020		12/31/2019
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	13,103,575	12.6%	13,740,086	12.7%
50 following largest customers	18,094,374	17.4%	19,223,455	17.8%
100 following largest customers	9,723,864	9.4%	10,394,237	9.6%
Rest of customers	63,056,146	60.6%	64,775,087	59.9%
TOTAL	103,977,959	100.0%	108,132,865	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2020 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	178,220	4,067	6,316	13,298	29,924	5,528	237,353
Financial Sector	-	27,967	254,501	7,842	25,336	8,437	-	324,083
Non-financial private sector and residents abroad	17,767,509	54,463,894	29,868,881	26,363,355	46,495,420	40,760,541	86,777,992	302,497,592
TOTAL	17,767,509	54,670,081	30,127,449	26,377,513	46,534,054	40,798,902	86,783,520	303,059,028

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of June 30, 2020 and December 31, 2019, are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	Accumulated	Disposals	Of the period	At the end of the period	06/30/2020	12/31/2019
Cost model
Furniture and facilities	1,228,326	10	25,305	(114,215)	(933,344)	114,213	(43,721)	(862,852)	276,564	294,982
Machinery and equipment	3,501,449	10	145,422	(208,137)	(3,041,385)	207,978	(121,854)	(2,955,261)	483,473	460,064
Vehicles	196,624	5	9,018	(14,803)	(84,307)	8,724	(17,666)	(93,249)	97,590	112,317
Right of Use of Leased Properties	1,708,199	50	509,124	(369,230)	(643,560)	347,720	(328,820)	(624,660)	1,223,433	1,064,639
Construction in progress	545,445	-	20,987	(60,443)	-	-	-	-	505,989	545,445
Revaluation model
Land and Buildings	2,168,174	50	637,300	(6,588)	(99,531)	3,062	(27,667)	(124,136)	2,674,750	2,068,643
Total	9,348,217		1,347,156	(773,416)	(4,802,127)	681,697	(539,728)	(4,660,158)	5,261,799	4,546,090

The movements in investment properties as of June 30, 2020 and December 31, 2019 are as follows:

	At the beginning of	Useful		Net carrying
Item	the year	life	Disposals	06/30/2020	12/31/2019
Measurement at fair value
Rent building	4,605,912	50	(621,021)	3,984,891	4,605,912
Total	4,605,912		(621,021)	3,984,891	4,605,912

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of June 30, 2020 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	06/30/2020	12/31/2019
Measurement at cost
Goodwill	3,058,834	-	-	-	-	-	-	-	3,058,834	3,058,834
Brands	166,875	-	-	-	-	-	-	-	166,875	166,875
Other intangible assets	3,265,677	-	312,433	(11,162)	(1,524,501)	661	(322,619)	(1,846,459)	1,720,489	1,741,176
TOTAL	6,491,386	-	312,433	(11,162)	(1,524,501)	661	(322,619)	(1,846,459)	4,946,198	4,966,885

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2020 and December 31, 2019 the concentration of deposits are the following:

	Deposits
	06/30/2020		12/31/2019
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	46,784,716	29.5%	13,533,437	13.4%
50 following largest customers	27,401,139	17.3%	13,315,981	13.2%
100 following largest customers	8,198,887	5.2%	6,825,633	6.8%
Rest of customers	76,219,497	48.1%	67,432,330	66.7%
TOTAL	158,604,239	100.0%	101,107,381	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of June 30, 2020:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	4,812,774	291,849	55,061	-	-	-	5,159,684
Financial sector	18,656	-	-	-	-	-	18,656
Non-financial private sector and residents abroad	124,795,166	15,427,463	17,331,646	2,433,375	2,763	-	159,990,413
Liabilities at fair value through profit and loss	113,041	-	-	-	-	-	113,041
Repo operations	644,149	-	-	-	-	-	644,149
Other financial liabilities	9,087,585	274,769	280,612	360,530	511,171	488,933	11,003,600
Financing received from the Argentine Central Bank and other financial institutions	264,422	1,515,228	5,866,719	228,610	397,566	114,220	8,386,765
Negotiable Obligations issued	-	1,265,046	418,735	3,262,772	1,393,570	933,258	7,273,381
Subordinated negotiable obligations	-	1,641,336	33,881	33,329	980,868	-	2,689,414
TOTAL	139,735,793	20,415,691	23,986,654	6,318,616	3,285,938	1,536,411	195,279,103

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2020 and December 31, 2019:

		As of June 30, 2020 (per currency)
Items	As of June 30, 2020	Dollar	Euro	Real	Others	As of December 31, 2019
ASSETS
Cash and Due from Banks	15,011,770	14,324,070	569,474	12,258	105,968	15,785,964
Debt securities at fair value through profit or loss	464,245	464,245	-	-	-	800,738
Other financial assets	825,103	825,009	85	9	-	1,308,033
Loans and other financing	20,319,791	20,317,632	1,727	-	432	24,403,174
Other Debt Securities	68	68	-	-	-	74
Financial assets in guarantee	552,372	552,372	-	-	-	5,115,384
Other non-financial assets	139,892	139,892	-	-	-	203,640
TOTAL ASSETS	37,313,241	36,623,288	571,286	12,267	106,400	47,617,007

LIABILITIES
Deposits	20,066,584	19,665,990	400,594	-	-	26,508,974
Non-financial public sector	1,108,541	1,108,426	115	-	-	2,466,519
Financial sector	114	114	-	-	-	10,294
Non-financial private sector and foreign residents	18,957,929	18,557,450	400,479	-	-	24,032,161
Liabilities at fair value through profit or loss	10,586	10,586	-	-	-	-
Other financial liabilities	5,294,427	5,165,988	122,572	10	5,857	4,647,984
Financing received from the Argentine Central Bank and other financial institutions	7,141,220	7,141,220	-	-	-	9,173,199
Negotiable obligations Issued	2,108,969	2,108,969	-	-	-	-
Subordinated negotiable obligations	2,489,706	2,489,706	-	-	-	2,408,052
Other non-financial liabilities	339,562	339,562	-	-	-	387,423
TOTAL LIABILITIES	37,451,054	36,922,021	523,166	10	5,857	43,125,632

NET POSITION	(137,813)	(298,733)	48,120	12,257	100,543	4,491,375

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of June 30, 2020 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	281,007	(1,095)	-	158,864	(52,506)	386,270
Loans and other financing
Other financial entities	13,722	(12,759)	-	-	(115)	848
Non-financial private sector and residents abroad	6,361,850	811,651	630,364	568,503	(1,001,894)	7,370,474
Advances	1,675,879	76,151	75,919	35,020	(222,936)	1,640,033
Documents	413,393	174,745	33,986	101,949	(86,647)	637,426
Mortgages	524,002	627,730	56,438	89,024	(155,230)	1,141,964
Pledge loans	110,633	(4,852)	21,174	(5,391)	(14,545)	107,019
Personal Loans	938,709	29,332	85,155	62,485	(133,511)	982,170
Credit cards	614,698	(80,300)	(1,054)	(76,298)	(54,692)	402,354
Financial lease	157,810	(28,434)	(33,119)	(192)	(11,496)	84,569
Others	1,926,726	17,279	391,865	361,906	(322,837)	2,374,939
Other debt securities	4,039	-	-	-	(484)	3,555
TOTAL PROVISIONS	6,660,618	797,797	630,364	727,367	(1,054,999)	7,761,147

Separate Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2020, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2020	12/31/2019
ASSETS
Cash and due from banks	2 and 8	11,579	135,742
Cash		4	2
Financial institutions and correspondents
Other local and foreign financial institutions		11,575	135,740
Other financial assets	2 amd 8	586,116	820,267
Other debt securities	8 and A	139,995	-
Current income tax assets		18,211	49,785
Investment in subsidiaries, associates and joint ventures	3	24,970,836	23,562,390
Property, plant and equipment	F	2,335	2,722
Intangible Assets	G	3,491,599	3,517,134
Other Non-financial assets		145,124	169,312
TOTAL ASSETS		29,365,795	28,257,352

LIABILITIES
Deferred income tax liabilities		273,593	480,882
Other Non-Financial Liabilities		288,417	299,253
TOTAL LIABILITIES		562,010	780,135

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Capital adjustments		2,401,296	2,401,296
Paid in capital		27,764,641	27,764,641
Earnings Reserved		15,869,923	11,882,824
Retained earnings		(19,547,052)	(11,794,339)
Other comprehensive income		358,280	98,162
Net Income for the period		1,499,975	(3,332,089)
TOTAL SHAREHOLDERS' EQUITY		28,803,785	27,477,217
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		29,365,795	28,257,352

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

		Six-month period ended on		Three-month period ended on
	Notes	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Interest income	4.1	2,391	66,142	2,386	22,726
Interest expenses	4.2	(26,839)	(1,725)	11,168	(1)
Net interest income		(24,448)	64,417	13,554	22,725
Net income from financial instruments at fair value through profit or loss	4.3	144,997	209,072	37,592	112,092
Exchange rate difference on gold and foreign currency		70,998	(7,827)	65,998	9,172
NIFFI And Exchange Rate Differences		215,995	201,245	103,590	121,264
Subtotal		191,547	265,662	117,144	143,989
Other operating income	4.4	102,030	89,620	50,920	33,921
Result from exposure to changes in the purchasing power of the currency		10	301,262	28,118	(8,795)
Net operating income		293,587	656,544	196,182	169,115
Personnel expenses	4.5	55,060	97,103	27,885	46,457
Administration expenses	4.6	147,455	84,005	102,885	54,788
Depreciation and impairment of non-financial assets		25,922	25,922	12,961	12,961
Other operating expenses	4.7	14,063	12,658	9,223	10,273
Operating income		51,087	436,856	43,228	44,636
Profit of subsidiaries and associates	4.8	1,341,122	(672,254)	864,369	817,445
Income before taxes		1,392,209	(235,398)	907,597	862,081
Income tax		(107,766)	336,554	(114,635)	7,802
Net income of the period		1,499,975	(571,952)	1,022,232	854,279

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
Item	06/30/2020	06/30/2019	06/30/2020	06/30/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	1,499,975	(571,952)	1,022,232	854,279
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	1,499,975	(571,952)	1,022,232	854,279

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	3.28	(1.25)	2.24	1.87
Diluted Income per share	3.28	(1.25)	2.24	1.87

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net income from the period	1,499,975	(571,952)	1,022,232	854,279
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	260,118	(2,413)	310,898	(775)
Total other comprehensive income	260,118	(2,413)	310,898	(775)

Total Comprehensive Income	1,760,093	(574,365)	1,333,130	853,504
Total comprehensive income attributable to parent company	1,760,093	(574,365)	1,333,130	853,504

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock (Note 7)	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,401,296	27,764,641	159,620	11,723,204	(15,126,428)	92,426	5,736	27,477,217
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	4,420,624	(4,420,624)	-	-	-
Dividend distribution	-	-	-	-	(433,525)	-	-	-	(433,525)
Net Income for the period	-	-	-	-	-	1,499,975	-	-	1,499,975
Other comprehensive income for the period	-	-	-	-	-	-	-	260,118	260,118
Balance at June 30, 2020	456,722	2,401,296	27,764,641	159,620	15,710,303	(18,047,077)	92,426	265,854	28,803,785

							Other comprehensive income
Items	Capital stock (Note 7)	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,401,296	27,764,090	159,619	9,358,992	(8,290,061)	-	-	31,850,658
IFRS 9 Impact Adjustments	-	-	-	-	-	(610,593)	-	-	(610,593)
Balance at December 31, 2018	456,722	2,401,296	27,764,090	159,619	9,358,992	(8,900,654)	-	-	31,240,065
Other movements	-	-	551	-	-	-	-	-	551
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Constitution of reserves	-	-	-	-	2,044,660	(2,044,660)	-	-	-
Dividend distribution	-	-	-	-		(444,317)	-	-	(444,317)
Net Income for the period	-	-	-	-	-	(571,952)	-		(571,952)
Other comprehensive income for the period	-	-	-	-	-	-	-	(2,413)	(2,413)
Balance at June 30, 2019	456,722	2,401,296	27,764,641	159,619	11,403,652	(11,961,583)	-	(2,413)	30,221,934

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2020	06/30/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	1,392,209	(235,398)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(1,341,122)	672,254
Depreciation and impairment	25,922	25,922
Exchange rate difference on gold and foreign currency	(70,998)	7,827
Interests from loans and other financing	(2,391)	(66,142)
Interests from deposits and financing	26,839	1,725
Result from exposure to changes in the purchasing power of the currency	(10)	(301,262)
Net income from financial instruments at fair value through profit or loss	(144,997)	(209,072)

(Increases) / decreases from operating assets:
Other debt securities	(492,503)	(630,947)
Other assets	496,870	1,390,782

Increases / (decreases) from operating liabilities:
Other liabilities	(10,841)	(163,596)
Income Tax paid	(67,949)	(592,215)

TOTAL OPERATING ACTIVITIES (A)	(188,971)	(100,122)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assests and other assets	-	(13,769)
Dividends paid	(433,525)	(444,317)
Purchase of investments in subsidiaries	-	(229,479)
Contributions made to subsidiaries	(146,036)	(796,387)

Collections:
Dividends collected	383,423	781,678

TOTAL INVESTING ACTIVITIES (B)	(196,138)	(702,274)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the ownership of subsidiaries that do not result in loss of control	-	554
Unsubordinated negotiable obligations	-	(50,693)

TOTAL FINANCING ACTIVITIES (C)	-	(50,139)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	119,468	754,090

TOTAL CHANGES IN CASH FLOW
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(265,641)	(98,445)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 8)	955,055	1,425,948
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(93,054)	(460,655)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 8)	596,360	866,848

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.
Notes to Separate Condensed Interim Financial Statements
As of June 30, 2020 presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

1.                   BASIS OF PREPARATION OF THE UNAUDITED SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Condensed Interim Financial Statements as of the three-month period ended on June 30, 2020 was passed by the Board of the Company over the course of its meeting held on August 20, 2020.

1.1.	Preparation basis-

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)       Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)       Temporary exception of the application of Section 5.5 (Value Impairment) for Group B entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements.

The Group´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.
Notes to Separate Condensed Interim Financial Statements
As of June 30, 2020 presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

1.1.2	Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of June 30, 2020.

1.1.3	Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and June 30, 2019 is presented, exclusively with comparative purposes regarding the information as of June 30, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and
(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of June 30, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2020:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on January 1, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6990 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.
Notes to Separate Condensed Interim Financial Statements
As of June 30, 2020 presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 452,9 million and 869,5 million would have been recorded in the shareholders ´equity as of June 30, 2020 and December 31, 2019 respectively.

(b)       Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the period/fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)   Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of June 30, 2020 there would be no significant impact on equity and results for the period.

1.2	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2019.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.
Notes to Separate Condensed Interim Financial Statements
As of June 30, 2020 presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

2.	FAIR VALUES

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on June 30, 2020 and December 31, 2019:

Portfolio of instruments at 06/30/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	586,116	-	-
Total Assets	586,116	-	-

Portfolio of instruments at 12/31/2019	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	820,267	-	-
Total Assets	820,267	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2020 and December 31, 2019:

Other Financial Instruments as of 06/30/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	11,579	11,579	11,579	-	-
Total Assests	11,579	11,579	11,579	-	-

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	135,742	135,742	135,742	-	-
Total Assests	135,742	135,742	135,742	-	-

GRUPO SUPERVIELLE S.A.
Notes to Separate Condensed Interim Financial Statements
As of June 30, 2020 presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements
	Subsidiary	Class	Market Value/ Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 06.30.2020	Book value at 12.31.2019
	Banco Supervielle S.A.	Ord.	1	805.533.007	Commercial Bank	829,564	22,791,489	21,978,930	20,743,680
	Cordial Compañía Financiera S.A.	Ord.	1	12.847.878	Financial Company	256,957	2,715,266	135,739	147,254
Sofital S.A.F.e.I.I.		Ord.	1	20.854.642	Financial operations and administration of securities	21,544	1,027,874	653,953	614,307
Tarjeta Automática S.A.		Ord.	1	397.091.618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit,debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	288,021	252,018	330,501
Supervielle Asset Management S.A.		Ord.	1	1.336.915	Mutual Fund Management	1,407	190,642	181,111	201,334
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1.273	Trading of products and services	1,340	280,249	242,300	244,324
	Supervielle Seguros S.A.	Ord.	1	1.393.391	Insurance company	14,667	991,956	915,989	853,187
	FF Fintech SUPV I	-	-	655.000	Financial Trust	64,874	68,360	68,360	58,072
	Micro Lending S.A.U.	Ord.	1	362.000.000	Financing investments	362,000	90,066	88,876	103,997
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	311,176	324,961	261.658
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	14,246
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	30.095.000	Insurance Broker	31.599	23.424	22.345	108
	Bolsillo Digital S.A.U	Ord.	1	48.100.000	Computer Services	48.100	47.370	47.370	34
	Futuros del Sur S.A.	Ord.	1	50.560	Settlement and Clearing Agent	50.560	58.885	58.884	3.934
	Total investments in subsidiaries, associates and joint ventures							24,970,836	23,562,390

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019

4.1 Interest income
Earned interests	2,391	10	2,386	5
Profit by government securities measure at amortized cost	-	66,132	-	22,721
	2,391	66,142	2,386	22,726

4.2 Interest expenses
Expenses from NO issuance	-	(2)	-	(2)
Lost interest from NO issuance	-	(32)	-	-
Profit by government securities measure at amortized cost	(26,839)	(1,691)	11,168	1
	(26,839)	(1,725)	11,168	(1)

4.3 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	40,150	9,285	4,137	3,305
Income from Holding – MF	24,877	74,550	15,983	61,225
Income from Holding –Government Securities	79,970	125,237	17,472	47,562
	144,997	209,072	37,592	112,092

4.4 Other operating income
Subsidiaries’ advisory fees	86,810	65,708	42,149	31,161
Third parties’ advisory fees	-	1,104	-	698
Royalties	540	518	263	251
Other income	-	2,780	-	2,780
Revaluation of retirement insurance contributions	14,680	19,374	8,508	(1,013)
Income from sale of shares	-	136	-	44
	102,030	89,620	50,920	33,921

4.5 Personnel expenses
Personnel expenses	55,060	97,103	27,885	46,457
	55,060	97,103	27,885	46,457

4.6 Administration expenses
Bank expenses	326	1,190	111	313
Professional fees	25,938	29,612	18,421	17,853
Fees to directors and syndics	92,519	26,607	69,170	19,327
Taxes, rates and contributions	6,569	10,677	4,258	8,331
Insurance	365	1,797	64	636
Expenses and office services	3,622	3,594	1,653	1,464
Other expenses	18,116	10,528	9,208	6,864
	147,455	84,005	102,885	54,788

4.7 Other operating expenses
Turnover tax from Service Activities	4,695	3,382	2,120	1,610
Turnover tax from Financial Activities	4,403	3,197	2,138	2,584
Prescription of tax credits	-	224	-	224
Personal property tax shares and equity	4,963	-	4,963	-
Compensatory interests	2	855	2	855
Lost interests	-	5,000	-	5,000
	14,063	12,658	9,223	10,273

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
4.8 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	975,132	(814,222)	589,735	619,143
Results from equity investment in Cordial Compañía Financiera S.A.	(11,516)	(51,458)	(3,638)	(31,313)
Results from equity investment in Tarjeta Automática S.A.	(78,482)	(128,757)	(36,558)	(65,143)
Results from equity investment in Supervielle Asset Management S.A.	132,653	133,951	88,407	67,869
Results from equity investment in Espacio Cordial de Servicios S.A.	(2,024)	(5,456)	(3,538)	15,700
Results from equity investment in Supervielle Seguros S.A.	218,421	261,224	128,276	150,052
Results from equity investment in Sofital S.A.F. e I.I.	69,981	(119,687)	54,785	24,964
Results from equity investment in Micro Lending S.A.U.	(15,121)	12,338	26,636	16,200
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	63,303	40,657	29,265	24,467
Results from equity investment in FF Fintech S.A.	(868)	(824)	715	(4,481)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(9,376)	(20)	(9,469)	(13)
Results from equity investment in Bolsillo Digital S.A.U.	(3,244)	-	(2,353)	-
Results from equity investment in Futuros del Sur S.A.	2,263	-	2,106	-
	1,341,122	(672,254)	864,369	817,445

5.	RESTRICTED ASSETS

As of June 30, 2020 and December 31, 2019, the Group does not hold restricted assets.

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of June 30, 2020 and December 31, 2019, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.20%	95.00%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 06/30/20 and 12/31/19.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication "A" 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for 475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created, which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

On December 18, 2019 Grupo Supervielle S.A. has acquired Futuros del Sur S.A.

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

GRUPO SUPERVIELLE S.A.
(Expressed in thousands of pesos in homogeneous currency)

The following describes Controlled Companies’ shareholders’ equity and results:

As of June 30, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	219,498,595	196,707,106	22,655,726	1,010,852
Cordial Compañía Financiera S.A.	7,677,388	4,962,122	2,715,266	(230,390)
Tarjeta Automática S.A.	484,112	196,091	288,021	(97,869)
Supervielle Asset Management S.A.	282,369	91,727	190,642	139,634
Sofital S.A. F. e I.I.	1,063,298	35,424	1,027,874	71,014
Espacio Cordial de Servicios S.A.	482,373	202,124	280,249	(5,734)
Micro Lending S.A.U.	213,706	123,640	90,066	(20,264)
InvertirOnline.Com Argentina S.A.U. (2)	25,323	11,077	14,246	(2,034)
InvertirOnline S.A.U.	4,753,516	4,442,341	311,176	40,680
Supervielle Seguros S.A.(3)	1,987,177	995,221	991,956	371,293
Supervielle Productores Asesores de Seguros S.A.	36,429	13,005	23,424	(9,881)
Bolsillo Digital S.A.U.	47,836	466	47,370	(3,244)
Futuros del Sur S.A.	101,809	42,924	58,885	2,265

(1)	The net equity and the net result attributable to the owners of the parent company are reported.
(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U. as of December 31, 2019
(3)	The result is reported for 12 months.

As of December 31, 2019 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	162,423,814	140,892,383	21,384,147	3,771,773
Cordial Compañía Financiera S.A.	9,358,807	6,413,151	2,945,656	(274,650)
Tarjeta Automática S.A.	497,567	111,677	385,890	(311,633)
Supervielle Asset Management S.A.	302,677	90,747	211,930	159,233
Sofital S.A. F. e I.I.	1,041,103	59,713	981,390	(123,931)
Espacio Cordial de Servicios S.A.	472,554	186,571	285,983	3,534
Micro Lending S.A.U.	254,531	144,201	110,330	(294,021)
InvertirOnline.Com Argentina S.A.U.	25,323	11,077	14,246	(2,034)
InvertirOnline S.A.U.	2,959,197	2,688,702	270,495	41,681
Supervielle Seguros S.A. (2)	1,765,871	874,588	891,283	303,879
Bolsillo Digital S.A.U.	44	10	34	(105)
Futuros del Sur S.A.	4,111	178	3,933	(629)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)	The result is reported for 6 months.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

As of June 30, 2019 balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	06/30/2020	12/31/2019
Cash and due from banks
Banco Supervielle S.A.	1,459	1,576
InvertirOnline S.A.U. Cta. Cte.	237	130,529
	1,696	132,105

Other debt securities
Negotiable obligation – Banco Supervielle S.A.	68,754	-
Time deposits - Cordial Compañía Financiera S.A.	-	473,057
	68,754	473,057

Other financial assets
Cordial Compañía Financiera S.A.	1,225	927
Tarjeta Automática S.A.	36	27
Espacio Cordial De Servicios S.A.	74	-
	1,335	954

Liabilities
Other non financial liabilities
Pending contributions – Supervielle Productores Asesores de Seguros S.A.	-	81
Provisions - Banco Supervielle S.A.	202	77
	202	158

As of June 30, 2020 and 2019, results with Grupo Supervielle S.A‘s controlled are as follows:

	06/30/2020	06/30/2019
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	(15)	10
Interest on paid accounts – CCF	(1,788)	-
Interest on paid account– IOL	(588)	-
	(2,391)	10

Interest expense
Interests from current accounts – Banco Supervielle S.A.	-	2
	-	2
Other operating income
Banco Supervielle S.A.	79,686	58,713
Sofital S.A.F. e I.I.	66	65
Supervielle Asset Management S.A.	643	632
Tarjeta Automática S.A.	189	186
Cordial Compañía Financiera S.A.	6,378	6,251
Espacio Cordial de Servicios S.A.	389	380
	87,351	66,227
Administrative expenses
Bank expenses – Banco Supervielle S.A.	218	1,114
Rent – Banco Supervielle S.A.	2,791	2,756
Legal and accounting consultancy services	376	372
Fees for market operations - InvertirOnline S.A.U.	829	152
	4,214	4,394

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera S.A.	40,150	4,359
Interest from time deposits – Banco Supervielle S.A.	-	4,926
	40,150	9,285

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

7.	CAPITAL STOCK

As of June 30, 2020, and 2019 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2020	456,722
Capital stock as of 06/30/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank,

8.	CASH FLOW STATEMENT AND EQUIVALENTS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and due from banks	11,579	135,742	42,871	5,507
Other financial assets	584,781	819,313	823,977	1,224,529
Other debt securities	-	-	-	195,912
Cash and cash equivalents	596,360	955,055	866,848	1,425,948

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2020	12/31/2019	06/30/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	11,579	135,742	42,871	5,507
As per the Statement of Cash Flows	11,579	135,742	42,871	5,507
Other financial assets
As per Statement of Financial Position	586,116	820,267	825,247	1,687,522
Other financial assets not considered as cash equivalents	(1,335)	(954)	(1,270)	(462,993)
As per the Statement of Cash Flows	584,781	819,313	823,977	1,224,529
Other debt securities
As per Statement of Financial Position	139,995	-	-	196,613
Other debt securities not considered as cash equivalents	(139,995)	-	-	(701)
As per the Statement of Cash Flows	-	-	-	195,912

9.	SUBSEQUENT EVENTS

There are no events or operations that occurred after June 30, 2020 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 06/30/20	Balance at 12/31/19
Argentine

S18S0 - LEBAD $ - Vto 09/2020	35,631	-
S22D0 - LEBAD $ - Vto 12/2020	35,610	-
BPCAO - NO	68,754	-
Total other debt securities	139,995	-
Total	139,995	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	06/30/2020	12/31/2019
Vehicles	3,869	-	-	3,869	(1,147)	20%	-	(387)	(1,534)	2,335	2,722
Total	3,869	-	-	3,869	(1,147)		-	(387)	(1,534)	2,335	2,722

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	06/30/2020	12/31/2019
Goodwill	2,790,888	-	-	2,790,888	-	-	-	-	-	2,790,888	2,790,888
Relations with clients	586,943	-	-	586,943	(61,140)	16		(18,342)	(79,482)	507,461	525,803
Brand	166,876	-	-	166,876	-	-	-	-	-	166,876	166,876
Proprietary Software & Technology	57,542	-	-	57,542	(23,975)	4		(7,193)	(31,168)	26,374	33,567
Total	3,602,249	-	-	3,602,249	(85,115)			(25,535)	(110,650)	3,491,599	3,517,134

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of June 30, 2020	As of June 30, 2020 (per currency)	As of December 31, 2019
			Dollar
ASSETS
Cash and Due from Banks	10,718	10,718	10,718	134,329
Other financial assets	210,405	210,405	210,405	210,883
Other non-financial assets	114,290	114,290	114,290	166,863
TOTAL ASSETS	335,413	335,413	335,413	512,075

LIABILITIES
Other non-financial liabilities	256,748	256,748	256,748	268,068
TOTAL LIABILITIES	256,748	256,748	256,748	268,068

NET POSITION	78,665	78,665	78,665	244,007

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the six months period started on January 1, 2020 and ended on June 30, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 1:	SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:	SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:	CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 4:	CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 5:	BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 6 to the Separate Condensed Interim Financial Statements.

NOTE 6:	RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of June 30, 2020 and December 31, 2019, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:	INVENTORIES

As of June 30, 2020 and December 31, 2019 the Group did not have inventories.

NOTE 8:	MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 9:	PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 10:	EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art, 31 of General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the three months period started on January 1, 2020 and ended on June 30, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 11:	RECOVERABLE AMOUNTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 12:	INSURANCE

As of June 30, 2020 and December 31, 2019, the Company did not record tangible assets to be ensured.

NOTE 13:	NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.
b)	Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of June 30, 2020 and December 31, 2019, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:	IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of June 30, 2020 and December 31, 2019, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)	Cumulative and unpaid dividends of preferred stock:

As of June 30, 2020 and December 31, 2019, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:	RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 9.6 to the consolidated condensed interim financial statement.

Grupo Supervielle S.A.

INFORMATIVE REVIEW as of june 30, 2020

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on June 30, 2020, yields a profit of 1,499,975, which represents a return on average net worth of 11.1%, This result was originated, mainly, by the results of our investments in companies.

On April 28, 2020, the Ordinary General Shareholders' Meeting approved the following distribution of the results of the 2019 fiscal year, which had shown a profit of $ 4,257,933 (historical values without inflation adjustment):

   *       Reserve for future dividends: 426,000

*       Other reserve: 3,831,933

Grupo Supervielle S.A. is the parent company of the economic group and As of June 30, 2020 and December 31, 2019, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	06/30/2020	12/31/2019
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U.	Computer Services	100.00%	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of June 30, 2020

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments. The bank is the main subsidiary of Grupo Supervielle S.A. a holding company. The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. As of June 30, 2020, the infrastructure it has supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment points, sales and collection; 460 ATMs, 220 self-service terminals and 206 fast cash desks with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers and through other retail outlets, 5 MILA branches for customer support, completing the network with outlets through 44 related agencies. We complement our existing physical network by offering solutions through our different digital channels, such as our online banking platforms for companies and individuals, Supervielle Mobile and the specific applications and solutions developed for different business segments, such as the retiree application, the application Walmart and chatbots. We also offer products and services through InvertirOnline.com, our online agent with more than 50,000 active clients. As of June 30, 2020, the Bank records 219,498,595 worth assets and shareholders’ equity attributable to parent company of 22,655,726. Net income recorded in the three months period ended on June 30, 2020 amounted to 1,010,852 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of June 30, 2020, recorded negative results of 230,390.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on June 30, 2020, recorded negative results of 97,869. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of June 30, 2020, earnings amounted to 139,634.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of June 30, 2020, earnings amounted to 71,014.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of June 30, 2020, recorded negative results of 5,734.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 991,956 and assets for 1,987,177. As of June 30, 2020, earnings amounted to 371,293.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of June 30, 2020, recorded negative results of 20,264.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of June 30, 2020 and December 31, 2019 InvertirOnline S.A.U obtained earnings of 40,680 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,034 respectively.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of June 30, 2020, recorded a negative result of 3,244.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of June 30, 2020, presented a profit of 2,265.

Grupo Supervielle S.A.

Informative Review as of june 30, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	06/30/2020	12/31/2019
Total Assets	226,550,647	169,775,152
Total Liabilities	197,723,680	142,276,055
Changes in Shareholders’ Equity	28,826,967	27,499,097
Total Liabilities plus Changes in Shareholders’ Equity	226,550,647	169,775,152

Income Statement	06/30/2020	06/30/2019
Net income from interest	15,510,359	4,015,564
Net income from commissions	4,186,426	4,518,854
Net income before income tax	2,023,697	(39,941)
Total comprehensive income attributable to owners of the parent company - Earnings	1,760,093	(574,365)

Consolidated Cash Flow Statement	06/30/2020	06/30/2019
Total operating activities	7,144,501	26,731,616
Total investment activities	(506,869)	(734,622)
Total financing activities	(4,508,936)	(8,043,692)
Effect of changes in exchange rate	6,229,029	27,453,628
Net increase in cash and cash equivalents	8,357,725	45,406,930

Grupo Supervielle S.A.

Informative Review as of june 30, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2020	12/31/2019
Liquidity	22.33%	31.45%
- Cash and cash equivalents (*1)	35,416,245	31,797,894
- Deposits	158,604,239	101,107,381

Solvency	14.58%	19.33%
- Shareholders Equity	28,826,967	27,499,097
- Total Liabilities	197,723,680	142,276,055

Immobilization of Capital	8.20%	10.11%
-Immobilized Assets (*2)	18,572,573	17,164,612
-Total Assets	226,550,647	169,775,152

ROE (*3)	11.1%	(6.9)%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of june 30, 2020

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication "A" 6778, the Argentine Central Bank ordered the application of the impairment model provided for in point 5.5 of IFRS 9 - with the temporary exclusion of debt instruments of the Non-Financial Public Sector, as of January 1, 2020 and with retrospective effects as of January 1, 2019. It should be noted that Communication "A" 6990, the BCRA postponed the application of the aforementioned point for companies "B" until January 1, 2021, a category that integrates Cordial Compañía Financiera S.A.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	the investment in financial entities and in the insurance company accounts for 85,2% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,
•	76,7% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,
•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 7, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer